Exhibit 10.3
*** = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY ***, HAS BEEN OMITTED BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.
LICENSE AND COLLABORATION AGREEMENT
This License and Collaboration Agreement (the “Agreement”) is entered into as of May 3, 2011 (the “Effective Date”) by and between (a) Molecular Partners AG, a corporation organized and existing under the laws of Switzerland and having its principal place of business at Wagistrasse 14 8952, Zürich-Schlieren, Switzerland (“Molecular Partners”) and (b) Allergan, Inc., a Delaware corporation having a place of business at 2525 Dupont Drive, Irvine, California 92612 USA, and Allergan Sales, LLC, a Delaware Limited Liability Company having a place of business at 2525 Dupont Drive, Irvine, California 92612 USA (Allergan, Inc. and Allergan Sales, LLC, together “Allergan”). Molecular Partners and Allergan are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”
RECITALS
WHEREAS, Molecular Partners is developing its proprietary product designated as MP0112 and other DARPin Compounds (each, as defined below);
WHEREAS, Allergan possesses resources and expertise in the development and commercialization of pharmaceutical products in the field of ophthalmology; and
WHEREAS, Allergan desires to obtain a license under Molecular Partners’ proprietary technology and intellectual property for the development and commercialization of Licensed Products (defined below) in the Field (defined below) upon the terms and conditions set forth herein, and Molecular Partners desires to grant such license.
NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and conditions contained in this Agreement, the Parties agree as follows:
ARTICLE 1
DEFINITIONS
1.1    “Acquiror” has the meaning set forth in Section 15.6(a).
1.2    “Affiliate” means, with respect to a particular Party, a person, corporation, partnership, or other entity that controls, is controlled by or is under common control with such Party. For the purposes of this definition, the word “control” (including, with correlative meaning, the terms “controlled by” or “under common control with”) shall mean the actual power, either directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity, whether by the ownership of fifty percent (50%) or more of the voting stock of such entity, or by contract or otherwise.
1.3    “Allergan Indemnitees” has the meaning set forth in Section 11.1.
1.4    “Allergan Modification” has the meaning set forth in Section 4.7(b).

1.5    “Allergan Withholding Tax Action” has the meaning set forth in Section 8.11(c).
1.6    “AMD” means age-related macular degeneration.
1.7    “Asia” means China, India, Indonesia, Japan, South Korea, and Taiwan, as their boundaries are defined as of the Effective Date, and including any successors of the foregoing countries to the extent substantially including the boundaries of the countries set forth above as of the Effective Date.
1.8    “Biosimilar” means a biological or drug product that (a) is biosimilar to or interchangeable with a Licensed Product as described in 42 U.S.C. § 262(k)(2)(A)(i), or an equivalent determination by the applicable Regulatory Authorities outside the U.S., or any other equivalent provision that comes into force during the Term, (b) relies on or references Information, including safety or efficacy data, in the Regulatory Materials for a Licensed Product, (c) is the subject of a notice with respect to a Licensed Product under 42 U.S.C. § 262(l)(2) or any other equivalent provision that comes into force during the Term, or (d) is an A/B Rated product with respect to a Licensed Product. For clarity, a product may be a Biosimilar with respect to a Licensed Product regardless of whether it is subject to regulation as a biologic or drug product and regardless of the route used to obtain approval (for example, whether by Abbreviated New Drug Application, BLA or under 42 U.S.C. § 262). For the purposes of this definition, “A/B Rated” means, inside the U.S., “therapeutically equivalent” as determined by the FDA, applying the definition of “therapeutically equivalent” set forth in the preface to the then-current edition of the FDA publication “Approved Drug Products With Therapeutic Equivalence Evaluations” and, outside the U.S., such equivalent determination by the applicable Regulatory Authorities as is necessary to permit pharmacists or other individuals authorized to dispense biological or drug products under applicable Law to substitute one product for another product in the absence of specific instruction from a physician or other authorized prescriber under applicable Law.
1.9    “BLA” means a Biologics License Application (or supplement thereto) or similar application that is submitted to the FDA, or a foreign equivalent of the FDA, for marketing approval of a Licensed Product in the U.S. or any other country in the Territory, respectively.
1.10    “Business Day” means any weekday that is not a legal holiday in either Zurich, Switzerland or New York, NY, USA and is not a day on which banking institutions in such cities are required by Law to be closed.
1.11    “Calendar Quarter” means the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31; provided, however, that (a) the first Calendar Quarter of any particular period shall extend from the commencement of such period to the end of the first complete Calendar Quarter thereafter; and (b) the last Calendar Quarter shall end upon the expiration or termination of this Agreement.
1.12    “Calendar Year” means (a) for the first Calendar Year of the Term, the period beginning on the Effective Date and ending on December 31, 2011, (b) for each Calendar Year of the Term thereafter, each successive period beginning on January 1 and ending twelve (12) consecutive calendar months later on December 31, and (c) for the last Calendar Year of the Term, the period beginning on January 1 of the Calendar Year in which the Agreement expires or terminates and ending on the effective date of expiration or termination of this Agreement.
1.13    “Change of Control” means the occurrence of any of the following: (a) a Party enters into a merger, consolidation, stock sale or sale or transfer of all or substantially all of its assets to which this Agreement relates, or other similar transaction or series of transactions with a Third Party; or (b) any transaction or series of related transactions in which any Third Party or group of Third Parties acquires beneficial ownership of securities of a Party representing more than fifty percent (50%) of the combined voting power of the then outstanding securities of such Party. Notwithstanding Section 1.13(a) or (b), a stock sale to underwriters of a public offering of a Party’s capital stock or other Third Parties solely for the purpose of financing or a transaction solely to change the domicile of a Party shall not constitute a Change of Control.
1.14    “Claims” has the meaning set forth in Section 11.1.
1.15    “Clinical Trial” means any human clinical trial of a Licensed Product, such as those described in 21 C.F.R. § 312.21, or a human clinical trial prescribed by the Regulatory Authorities in a foreign country, including phase IV clinical trials.
1.16    “Combination Product” means a Licensed Product that includes a Licensed Compound and at least one (1) additional therapeutically active pharmaceutical ingredient other than a Licensed Compound.
1.17    “Commercialization” means the marketing, promotion, sale or distribution of a Licensed Product in the Field in the Territory. “Commercialize” has a correlative meaning.
1.18    “Commercially Reasonable Efforts” means, with respect to a Party’s obligations under this Agreement, efforts consistent with the efforts and resources normally used by a similarly situated pharmaceutical or biotechnology company in the exercise of its reasonable business discretion relating to the development or commercialization of a pharmaceutical product with similar product characteristics that is of similar market potential at a similar stage of development or commercialization, taking into account issues of efficacy, safety, patent and regulatory exclusivity, product profile, anticipated or approved labeling, present and future market potential, competitive market conditions, the proprietary position of the compound or product, the regulatory structure involved, and other technical, legal, scientific, medical or commercial factors, and the profitability of the product, including in light of pricing and reimbursement issues.
1.19    “Confidential Information” of a Party means any and all Information of such Party that is disclosed to the other Party under this Agreement, except as otherwise set forth in the last sentence of Section 12.1, whether in oral, written, graphic, or electronic form, regardless of whether any of the foregoing are marked “confidential” or “proprietary”. All Information disclosed by a Party pursuant to the Mutual Non-Disclosure Agreement between the Parties effective as of August 11, 2009, as amended on August 12, 2010 (the “Confidentiality Agreement”) shall be deemed to be such Party’s Confidential Information disclosed hereunder.
1.20    “Control” means, with respect to any Information or intellectual property right, that a Party (a) owns or (b) has the right to grant to the other Party access, a license, or a sublicense (as applicable) to such Information or intellectual property right on the terms and conditions set forth in this Agreement without violating the terms of any then-existing agreement or other arrangement with any Third Party.
1.21    “DARPin Compound” means any compound comprising a *** as described or otherwise disclosed in Patent *** and any compound claimed in *** or any patent application claiming priority directly from ***.
1.22    “Development” means all activities that relate to obtaining, maintaining or expanding Regulatory Approval for a Licensed Product, including preclinical testing, toxicology, formulation, Clinical Trials, preparation, submission, review, and development of data or information for the purpose of submission to a Governmental Authority to obtain, maintain or expand Regulatory Approval for a Licensed Product, and including the activities to modify a Licensed Compound as provided in Section 4.7, but excluding research that is intended to evaluate DARPin Compounds generally and not specifically a particular Licensed Compound or Licensed Product. “Develop” has a correlative meaning.
1.23    “Development Plan” has the meaning set forth in Section 4.1(a).
1.24    “DME” means diabetic macular edema.
1.25    “Dollar” means a U.S. dollar, and “$” shall be interpreted accordingly.
1.26    “Domain Name” means any identification label that defines a realm of administrative autonomy, authority, or control on the Internet that is identical or similar to any Trademark.
1.27    “Drug Delivery System” means a substrate, encapsulant, mechanical device, ocular implant, or other means for delivering a compound to the eye or eyelid of a patient.
1.28    “EMA” means the European Medicines Agency or any successor entity.
1.29    “EU” or “European Union” means the European Union member states as then constituted. As of the Effective Date, the European Union member states are Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, and United Kingdom.
1.30    “Exclusive DARPin” means any DARPin Compound that inhibits any VEGF Receptor or VEGF Isoform with an IC50 value below 100 nM as demonstrated in a validated Allergan assay, but excluding any DARPin Compound that achieves its therapeutic, preventative or diagnostic effect by binding a first protein that is a VEGF Isoform or a VEGF Receptor and at least one additional protein other than a VEGF Isoform or VEGF Receptor.
1.31    “Executive Officer” means, with respect to Molecular Partners, its Chief Executive Officer, and with respect to Allergan, its Executive Vice President, Research and Development.
1.32    “Existing IND” has the meaning set forth in Section 5.2.
1.33    “FD&C Act” means the U.S. Federal Food, Drug and Cosmetic Act, as amended, and applicable regulations promulgated thereunder by the FDA.
1.34    “FDA” means the U.S. Food and Drug Administration or any successor entity.
1.35    “Field” means the treatment, amelioration, mitigation, or prevention of diseases or conditions of the eyes and their adnexa (for example, eye lids and lacrimal glands) with a product in any and all dosage forms and modes of administration (including topical application or direct injection either directly or through a Drug Delivery System) other than through Systemic Delivery.
1.36    “First Commercial Sale” means, with respect to a Licensed Product, the first sale to a Third Party of such Licensed Product in a given regulatory jurisdiction following the receipt of Regulatory Approval.
1.37    “FTE” means the equivalent of a full-time professional individual’s work, at one thousand nine hundred fifty (1,950) hours per year, as adjusted to account for permitted time off, for a twelve (12)-month period, performing activities pursuant to this Agreement. In the case that any full time personnel of Molecular Partners works partially on work pursuant to this Agreement and partially on other work in a given time period, then the full-time equivalent to be attributed to such individual’s work hereunder shall be calculated based upon the percentage of such individual’s total work time in such time period that such individual spent working under this Agreement and the percentage of a twelve (12)-month period that such time period equals. In the event that any part-time personnel of Molecular Partners works under this Agreement, the full time equivalent to be attributed to such work shall reflect appropriate adjustment for such personnel’s reduced total work time relative to full time personnel. FTE efforts shall include professional, scientific or technical work only and shall not include general corporate and administrative overhead. Molecular Partners shall track FTEs using its standard practice and normal systems and methodologies.
1.38    “FTE Rate” means the rate of FTE costs incurred by Molecular Partners, which for the purpose of this Agreement shall initially be set at an annual rate of *** per FTE. The FTE Rate shall be changed annually commencing January 1, 2012 to reflect any year-to-year percentage increase or decrease in the Swiss National Consumer Price Index as quoted by the Swiss Federal Statistical Office (Landesindex der Konsumentenpreise gemäss Bundesamt für Statistik BFS; www.lik.bfs.admin.ch) after the Effective Date.

1.39    “GAAP” means generally accepted accounting principles in the U.S. applied on a consistent basis.
1.40    “GCP” or “Good Clinical Practices” means the then-current standards, practices and procedures promulgated or endorsed by the FDA as set forth in the guidelines entitled “Guidance for Industry E6 Good Clinical Practice: Consolidated Guidance,” including related regulatory requirements imposed by the FDA and comparable regulatory standards, practices and procedures promulgated by the EMA or other Regulatory Authority applicable to the Territory, as they may be updated from time to time, including applicable quality guidelines promulgated under the ICH.
1.41    “Generic Competition” means, with respect to a Licensed Product in a given country in the Territory, that during three (3) consecutive calendar months, one (1) or more Generic Products with respect to such Licensed Product are sold in such country and units of such Generic Product(s) sold account for more than *** of the aggregate of all units of such Licensed Product and all units of such Generic Product(s) sold in such country.
1.42    “Generic Product” means, on a country-by-country and Licensed Product-by-Licensed Product basis, any biological or drug product sold by a Third Party that is used in the Field, other than pursuant to a sublicense from Allergan, its Affiliates or its Sublicensees, that either: (a) contains the same active ingredients as the applicable Licensed Product, (b) contains a DARPin Compound and is Biosimilar with respect to the applicable Licensed Product or (c) contains any ***.
1.43    “GLP” or “Good Laboratory Practices” means the then-current good laboratory practice standards promulgated or endorsed by the FDA as defined in 21 C.F.R. Part 58, and comparable regulatory standards promulgated by the EMA or other Regulatory Authority applicable to the Territory, as they may be updated from time to time, including applicable quality guidelines promulgated under the ICH.
1.44    “GMP” or “Good Manufacturing Practices” means the then-current Good Manufacturing Practices required by the FDA, as set forth in the FD&C Act and the regulations promulgated thereunder, for the manufacture and testing of pharmaceutical materials, and comparable laws or regulations applicable to the manufacture and testing of pharmaceutical materials promulgated by other Regulatory Authorities, as they may be updated from time to time.
1.45    “Governmental Authority” means any multi-national, federal, state, local, municipal, provincial or other governmental authority of any nature (including any governmental division, prefecture, subdivision, department, agency, bureau, branch, office, commission, council, court or other tribunal).
1.46    “Handover Plan” means that plan attached to this Agreement as Exhibit C.
1.47    “ICH” means International Conference on Harmonisation.

1.48    “IND” means (a) an Investigational New Drug Application as defined in the FD&C Act and applicable regulations promulgated thereunder by the FDA, or (b) the equivalent application to the equivalent agency in any other regulatory jurisdiction, the filing of which is necessary to Initiate or conduct a Clinical Trial of a pharmaceutical product in humans in such jurisdiction.
1.49    “Indemnified Party” has the meaning set forth in Section 11.3.
1.50    “Indemnifying Party” has the meaning set forth in Section 11.3.
1.51    “Indication” means a separately defined, well-categorized class of human disease or condition for which a separate Regulatory Approval Application (including any extensions or supplements) may be filed with a Regulatory Authority.
1.52    “Information” means any and all data, results, technology, business or financial information or information of any type whatsoever, in any tangible or intangible form, including know-how, trade secrets, practices, techniques, methods, processes, developments, specifications, formulations, or formulae of any type or kind (patentable or otherwise), software, algorithms, marketing reports, expertise, technology, test data (including pharmacological, biological, chemical, biochemical, clinical test data and data resulting from non-clinical studies), chemistry, manufacture and control (“CMC”) information, stability data and other study data and procedures.
1.53    “Initiation” of a Clinical Trial means the first dosing of the first subject in such Clinical Trial. “Initiate” has a correlative meaning.
1.54    “Invention” has the meaning set forth in Section 9.1.
1.55    “Joint Invention” has the meaning set forth in Section 9.3(b).
1.56    “Joint Patent” has the meaning set forth in Section 9.3(b).
1.57    “Joint Steering Committee” or “JSC” has the meaning set forth in Section 3.1.
1.58    “JSC Term” means the period commencing on the Effective Date and ending on the later of (i) the date of Initiation of the first Phase 3 Clinical Trial or (ii) the completion of all Phase 2 Clinical Trials conducted by Allergan under the Development Plan for *** for the Initial Licensed Compounds and any Modified Licensed Compounds that includes a Sequence Modification (defined below) performed under Section 4.7(a) by Molecular Partners.
1.59    “Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any federal, national, multinational, state, provincial, county, city or other political subdivision.
1.60    “Licensed Compound” means (a) MP0112 and certain other specified DARPin Compounds, in each case as described on Exhibit A, (collectively, the “Initial Licensed Compounds”) or (b) any DARPin Compound that is developed by Molecular Partners and/or

Allergan pursuant to Section 4.7 in accordance with the terms and conditions thereof (a “Modified Licensed Compound”).
1.61    “Licensed Product” means any pharmaceutical product containing a Licensed Compound alone or in combination with other therapeutically active ingredients.
1.62    “Licensed Product Marks” has the meaning set forth in Section 9.11(a).
1.63    “Major European Market Country(ies)” means any of the following countries: France, Germany, Italy, Spain, and the United Kingdom.
1.64    “Manufacture” means all activities related to the manufacturing of a Licensed Compound or Licensed Product, or any ingredient thereof, including test method development and stability testing, formulation, process development, manufacturing scale-up, manufacturing any Licensed Compound or Licensed Product in bulk or finished form for Development, manufacturing finished Licensed Product for Commercialization, packaging, in-process and finished Licensed Product testing, release of Licensed Product or any component or ingredient thereof, quality assurance activities related to manufacturing and release of Licensed Product, and regulatory activities related to any of the foregoing. “Manufacturing” has a correlative meaning.
1.65    “MHLW” means the Japanese Ministry of Health, Labour and Welfare or any successor entity.
1.66    “Molecular Partners Indemnitees” has the meaning set forth in Section 11.2.
1.67    “Molecular Partners Know-How” means all Information that is Controlled by Molecular Partners as of the Effective Date or during the Term and is directly related to the Development, Manufacturing, or Commercialization of Licensed Compounds or Licensed Products in the Field. For clarity, Molecular Partners Know-How excludes Information contained within the Molecular Partners Patents.
1.68    “Molecular Partners Patent” means any Patent (other than a Joint Patent) that (a) is Controlled by Molecular Partners as of the Effective Date or at any time during the Term, and (b) that would otherwise be infringed, absent a license, by the manufacture, use, sale, offer for sale, importation, and Development, Manufacture, or Commercialization of any Licensed Compound or Licensed Product. “Molecular Partners Patent” includes the Patents set forth on Exhibits F and G; any Patent that claims priority, directly or indirectly, from the Patents set forth on Exhibits F and G; and any Patent from which the Patents set forth on Exhibits F and G claim priority, directly or indirectly.
1.69    “Molecular Partners Platform Patents” has the meaning set forth in Section 9.4(a)(i).
1.70    “Molecular Partners Product Patents” has the meaning set forth in Section 9.4(a)(ii).

1.71    “Molecular Partners Technology” means the Molecular Partners Know-How, Molecular Partners Patents and Molecular Partners’ interest in the Joint Patents.
1.72    “MP0112” has the meaning set forth in Exhibit A.
1.73    “Necessary License” has the meaning set forth in Section 8.5(b).
1.74    “Net Sales” means, with respect to a given period of time, gross sales of Licensed Product by Allergan, its Affiliates and Sublicensees in such period, less the following deductions which are actually incurred, allowed, paid, accrued or specifically allocated to such gross sales amounts of Licensed Product:
(a)    credits or allowances actually granted for damaged Licensed Product, returns or rejections of Licensed Product, price adjustments and billing errors;
(b)    governmental and other rebates (or equivalents thereof) granted to managed health care organizations; pharmacy benefit managers (or equivalents thereof); federal, state/provincial, local and other governments, their agencies and purchasers and reimbursers; or to trade customers;
(c)    normal and customary trade, cash and quantity discounts, allowances and credits;
(d)    distribution services agreement fees allowed or paid to Third Party distributors;
(e)    transportation costs, including insurance, for outbound freight related to delivery of Licensed Product to the extent included in the gross amount invoiced;
(f)    sales taxes, value added taxes and other taxes (other than income) applied to the sale of Licensed Product to the extent included in the gross amount invoiced; and
(g)    any other items that reduce gross sales amounts as required by GAAP.
Sales of Licensed Product between or among Allergan and its Affiliates or Sublicensees shall be excluded from the computation of Net Sales, but the subsequent final sales of Licensed Product to Third Parties by such Affiliates and Sublicensees shall be included in the computation of Net Sales.
Notwithstanding the foregoing, in the event a Licensed Product is sold in a country in the Territory as a Combination Product, Net Sales of the Combination Product will be calculated as follows:
(i)    If Licensed Product and other active component(s) each are sold separately in such country, Net Sales will be calculated by multiplying the total Net Sales (as described above) of the Combination Product by the fraction A/(A+B), where A is the average gross selling price in such country of the Licensed Product sold separately in the same formulation and dosage, and B is the sum of the average gross selling prices in such country of such other active component(s) sold separately in the same formulation and dosage, during the applicable Calendar Year.
(ii)    If the Licensed Product is sold independently of the other active component(s) therein in such country, but the average gross selling price of such other active component(s) cannot be determined, Net Sales will be calculated by multiplying the total Net Sales (as described above) of the Combination Product by the fraction A/C where A is the average gross selling price in such country of such Licensed Product sold independently and C is the average gross selling price in such country of the entire Combination Product.
(iii)    If the other active component(s) are sold independently of the Licensed Product therein in such country, but the average gross selling price of such Licensed Product cannot be determined, Net Sales will be calculated by multiplying the total Net Sales (as described above) of the Combination Product by the fraction [1-B/C], where B is the average gross selling price in the Territory of such other active component(s) and C is the average gross selling price in the Territory of the entire Combination Product.
(iv)    If neither the Licensed Product nor the other active component(s) are sold independently in such country, the Parties shall determine Net Sales for such Combination Product by mutual agreement based on the relative contribution of the Licensed Product and the other active ingredient(s) in the Combination Product.
For purposes of the foregoing, in the Calendar Year during which a Combination Product is first sold in a country, a forecasted average gross selling price shall be used for the Licensed Product and the other active component(s), to be determined in good faith mutually by the Parties. Any over or under payment due to a difference between forecasted and actual average gross selling prices in such country shall be paid or credited, as applicable, in the first royalty payment of the following Calendar Year. In the following Calendar Year the average gross selling price of both the Licensed Product and the other active component(s) included in the Combination Product in the previous Calendar Year shall apply.
Allergan, its Affiliates, and Sublicensees will not sell any Licensed Product in combination with or as part of a bundle with other products, or offer packaged arrangements to customers that include a Licensed Product, in such a manner as to disproportionately discount the selling price of such Licensed Product as compared with the weighted-average discount applied to the other products, as a percent of the respective list prices (or if not available, a good faith estimate thereof) of such products and the Licensed Product prior to applying the discount.
1.75    “Patents” means (a) pending patent applications, issued patents, utility models and designs; (b) reissues, substitutions, confirmations, registrations, validations, re-examinations, additions, continuations, continued prosecution applications, continuations-in-part, or divisions of or to any of the foregoing; and (c) extensions, renewals or restorations of any of the foregoing by existing or future extension, renewal or restoration mechanisms, including supplementary protection certificates or the equivalent thereof.

1.76    “Phase 2 Clinical Trial” means a Clinical Trial of a Licensed Product in the Field designed to determine the safe and effective dose range in the proposed therapeutic indication as and to the extent defined for the U.S. in 21 C.F.R. § 312.21(b), as amended from time to time, or equivalent law or regulation in regulatory jurisdictions outside the U.S.
1.77    “Phase 3 Clinical Trial” means a pivotal Clinical Trial of a Licensed Product in the Field with a defined dose or a set of defined doses of such Licensed Product on sufficient numbers of human patients designed to confirm with statistical significance the safety and efficacy of such Licensed Product and to support a Regulatory Approval for the proposed Indication as and to the extent defined for the U.S. in 21 C.F.R. § 312.21(c), as amended from time to time, or equivalent law or regulation in regulatory jurisdictions outside the U.S.
1.78    “Product Infringement” has the meaning set forth in Section 9.5(a).
1.79    “Regulatory Approval” means all approvals from the relevant Regulatory Authority in a given country or regulatory jurisdiction of the Regulatory Approval Application for a Licensed Product in the Field, including all licenses, registrations, and pricing or reimbursement approvals, that are necessary for the sale of such Licensed Product, including clinical testing, manufacture, distribution, or use of such Licensed Product, in such country or regulatory jurisdiction.
1.80    “Regulatory Approval Application” means an application to the appropriate Regulatory Authority for approval to sell a Licensed Product in any particular jurisdiction, including a BLA in the U.S.
1.81    “Regulatory Authority” means, in a particular country or jurisdiction, any applicable Governmental Authority that has the authority to regulate the manufacture, marketing, testing, pricing, or sale of drug products in such country or jurisdiction.
1.82    “Regulatory Exclusivity” means any exclusive marketing rights or data exclusivity rights conferred by any Governmental Authority under applicable Law with respect to a Licensed Product in a country or jurisdiction in the Territory to prevent Third Parties from Commercializing such Licensed Product in such country or jurisdiction, other than a Patent right, including orphan drug exclusivity, pediatric exclusivity, rights conferred in the U.S. under the Hatch-Waxman Act or the FDA Modernization Act of 1997, in the EU under Directive 2001/83/EC, or rights similar thereto in other countries or regulatory jurisdictions in the Territory.
1.83    “Regulatory Materials” means regulatory applications, submissions, notifications, communications, correspondence, registrations, Regulatory Approvals or other filings made to, received from or otherwise conducted with a Regulatory Authority in order to Develop, Manufacture, or Commercialize a Licensed Product in a particular country or jurisdiction.
1.84    “Remedial Action” has the meaning set forth in Section 5.6.

1.85    “Royalty-Bearing Sales” means, for each Licensed Product and each country in the Territory, Net Sales of such Licensed Product in such country during the Royalty Term for such Licensed Product in such country.
1.86    “Royalty Term” has the meaning set forth in Section 8.4(b).
1.87    “Sequence Modification” has the meaning set forth in Section 4.7(a).
1.88    “Subject Patent” has the meaning set forth in Section 9.7.
1.89    “Sublicensee” has the meaning set forth in Section 2.3.
1.90    “Systemic Delivery” means the administration of a drug product systemically in the body of the patient, including by intravenous, subcutaneous, oral or pulmonary administration. Administration of a drug product to the eye or its adnexa through a Drug Delivery System shall not be deemed to be Systemic Delivery.
1.91    “Term” has the meaning set forth in Section 13.1.
1.92    “Terminated Product” means any Licensed Compound and Licensed Product then being Developed or Commercialized by Allergan as of the effective date of termination of this Agreement pursuant to Section 13.2, 13.3, or 13.4. For clarity, “Terminated Products” shall not include any modifications made after the date of such termination of the Licensed Compounds and Licensed Products then being Developed or Commercialized by Allergan as of the effective date of such termination.
1.93    “Territory” means all of the countries of the world.
1.94    “Third Party” means any entity other than Molecular Partners or Allergan or an Affiliate of either of them.
1.95    “Trademark” means any word, name, symbol, color, designation or device, or any combination thereof, whether registered or unregistered, including any trademark, trade dress, service mark, service name, brand mark, trade name, brand name, logo, or business symbol.
1.96    “U.S.” means the United States of America, including all possessions and territories thereof.
1.97    “Valid Claim” means an issued or pending claim of an issued Molecular Partners Patent or Joint Patent that has not: (a) expired or been revoked or canceled; (b) been declared invalid or unenforceable by a patent office or a decision of a court or other Governmental Authority of competent jurisdiction; provided that if any such claim that has been declared invalid or unenforceable is subsequently determined to be valid and enforceable by a court or other Governmental Authority of competent jurisdiction from which no appeal can be taken (or was taken within the allowable time period), then such claim shall thereafter be a Valid Claim except as otherwise provided under subsection (a), (c), or (d); (c) been admitted to be invalid or unenforceable through reissue, re-examination, disclaimer or otherwise; or (d) been abandoned or disclaimed; provided, however, that if a claim of a patent application has been pending for more than *** years from the Effective Date, such claim will not constitute a Valid Claim unless and until a Patent issues with such claim in which case the terms applicable to such Valid Claim (including the Royalty Term) shall once again apply from and after the date of issuance.
1.98    “VEGF Isoform” means any isoform of vascular endothelial growth factor (“VEGF”), including the proteins defined as of the Effective Date by *** (including the isoforms ***.
1.99    “VEGF Receptor” means any receptor that binds VEGF or any VEGF Isoform, including the molecules known as *** as defined as of the Effective Date by *** respectively, and any isoform thereof.
ARTICLE 2
LICENSES; EXCLUSIVITY
2.1    Licenses to Allergan. Subject to the terms and conditions of this Agreement,
(a)    Molecular Partners hereby grants Allergan an exclusive (even as to Molecular Partners except as provided in Section 2.2), royalty-bearing license, with the right to sublicense solely as provided in Section 2.3, under the Molecular Partners Technology (including any Joint Modification Invention), to make, use (including, for clarity, to perform Development activities in accordance with Section 4.7), sell, offer for sale, or import any Licensed Compound (including, for clarity, Initial Licensed Compounds and Modified Licensed Compounds) or Licensed Product in the Field in the Territory. The foregoing license includes the right to have any of the foregoing performed pursuant to the last paragraph of Section 2.3.
(b)    Molecular Partners hereby grants to Allergan a worldwide, perpetual, irrevocable, fully paid-up, royalty-free, exclusive license, with the right to grant sublicenses through multiple tiers, outside the Field, under its interest in any Joint Modification Invention, to make, use, sell, offer for sale and import compounds and products other than DARPin Compounds.
2.2    Molecular Partners Retained Rights. Except as expressly granted under Section 2.1 and as limited by Section 2.6, Molecular Partners retains the right, under the Molecular Partners Technology, (a) in the Territory to fulfill its obligations under this Agreement, (b) to exploit the Molecular Partners Technology outside the scope of the licenses granted to Allergan in Section 2.1, and (c) to use the Molecular Partners Know-How in connection with Molecular Partners’ conduct of general research and discovery of DARPin Compounds other than Licensed Compounds, provided that the activities permitted under this subsection (c) shall not be limited by Section 2.6.
2.3    Sublicense Rights. Allergan shall have the right to grant a sublicense of the license granted in Section 2.1 to its Affiliates or Third Parties (whether directly through Allergan or in the form of a sub-sublicense from a sublicensee of Allergan or its Affiliates in accordance with the terms of subsection (e) below) (each, a “Sublicensee”); provided that any sublicenses to Third Parties shall be subject to Sections 2.3(a) through (e):
(a)    Allergan shall remain primarily responsible for all of its Sublicensees’ activities and any and all failures by its Sublicensees to comply with the applicable terms of this Agreement;
(b)    such sublicense shall refer to this Agreement, shall be consistent with the terms and conditions of this Agreement, and shall not limit the ability of Allergan (individually or through the activities of its Sublicensee) to perform its material obligations under this Agreement;
(c)    within a reasonable time after execution of such sublicense, Allergan shall provide to Molecular Partners a copy of such sublicense, which may be redacted to omit any terms not relevant to determining Allergan’s and such Sublicensee’s obligations under this Agreement;
(d)    except as otherwise provided in the sublicense, if this Agreement terminates for any reason, upon Allergan’s written notice to Molecular Partners, any Sublicensee shall, from the effective date of such termination, automatically become a direct licensee of Molecular Partners with respect to the rights licensed to Allergan on the terms and conditions hereunder and sublicensed to the Sublicensee by Allergan; provided, however, that such Sublicensee cures all breaches by Allergan of this Agreement and is not in breach of its sublicense and continues to perform thereunder, and the terms of such sublicense are consistent with the rights of Molecular Partners to receive a transfer of, and license to, the items described in Section 13.5 upon termination of such sublicense as if such items were generated by Allergan or its Affiliates; and
(e)    such Sublicensees shall have the right to grant further sublicenses to Third Parties (upon the consent of Molecular Partners not to be unreasonably withheld) of same or lesser scope as its sublicense from Allergan under the licenses contained in Section 2.1, provided that such further Sublicenses shall be in accordance with and subject to all of the terms and conditions of this Section 2.3 (i.e., such Sublicensee shall be subject to this Section 2.3 in the same manner and to the same extent as Allergan). For clarity, any person or entity to whom a Sublicensee grants a sublicense as permitted by the terms of this Agreement shall be deemed to be a Sublicensee for purposes of this Agreement.
Allergan shall have the right to retain a Third Party contractor, including pursuant to Section 4.5, to perform any activity in connection with Allergan’s exercise of any of its rights granted under Section 2.1, where such activity is to be performed at the direction and control and for the sole benefit of Allergan or its Affiliates. Such retention of the Third Party contractor is not a sublicense within the meaning of this Section 2.3 but is considered an activity of Allergan under the license granted in Section 2.1.

2.4    License to Molecular Partners. Subject to the terms and conditions of this Agreement (including Section 2.6), Allergan hereby grants to Molecular Partners a worldwide, *** license, *** to make, use, sell, offer for sale and import *** outside the Field. Molecular Partners hereby covenants that, during the Term, it will not, and will not grant a license to any of its Affiliates or licensees permitting such Affiliates or licensees (i) to conduct any activities that infringe a Valid Claim, or misappropriate any Know-How, within the ***, outside the scope of the license expressly granted by Section 2.4 or (ii) to practice Molecular Partner’s interest in any *** for any product within the Field.
2.5    No Implied Licenses. Except as explicitly set forth in this Agreement, neither Party shall be deemed by estoppel or implication to have granted the other Party any license or other right to any intellectual property of such Party.
2.6    Exclusivity. During the Term, Molecular Partners (itself or through a Third Party) will not make, use, sell, offer for sale, import, or otherwise research, develop, commercialize, or exploit (a) a Licensed Compound or Licensed Product for any Indication in any mode of administration, or (b) an Exclusive DARPin in the Field. Notwithstanding the foregoing, Molecular Partners shall be permitted to use (itself or with or through a contract research organization, university or other non-profit research institution, but not any other Third Party) any Exclusive DARPin or Licensed Compound other than MP0112 solely to conduct research in the Field.
2.7    Negative Covenant. Allergan hereby covenants that, during the Term, it will not, and will not grant a license to any of its Affiliates or Sublicensees permitting such Affiliates or Sublicensees to conduct any activities that infringe a Valid Claim, or misappropriate any Know-How, within the Molecular Partners Technology, outside the scope of the license expressly granted by Section 2.1. In the event that Allergan, its Affiliates or its Sublicensee materially breaches this Section 2.7, then Allergan, its Affiliates or its Sublicensee, as applicable, shall ***.
ARTICLE 3
GOVERNANCE
3.1    Joint Steering Committee.
(a)    Formation and Role. Upon the Effective Date, the Parties shall establish a joint steering committee (the “Joint Steering Committee” or “JSC”) for the overall review of the Development of Licensed Products. The JSC shall be disbanded on the expiration of the JSC Term. Specifically, the role of the JSC shall be:
(i)    to discuss the overall strategy for the Development and Regulatory Approval of Licensed Products in the Field throughout the Territory;
(ii)    to facilitate communications and discussion between the Parties with respect to the Development and Manufacture of Licensed Products;

(iii)    to discuss the Development Plan and any proposed amendments or revisions to such plan, including timeframes for such Development; and
(iv)    to perform such other functions as agreed by the Parties in writing.
The JSC shall have only the powers expressly assigned to it in this Section 3.1 and elsewhere in this Agreement, and shall have no power to amend, modify, or waive compliance with this Agreement. Notwithstanding anything to the contrary above in Section 3.1(a), the scope of the functions of the JSC shall be limited to exclude the conduct of any Phase 3 Clinical Trial activities in the event that the JSC Term continues after the Initiation of the first Phase 3 Clinical Trial.
(b)    Members. Each Party shall initially appoint three (3) representatives to the JSC, each of whom will be an officer or employee of the applicable Party having sufficient seniority within such Party to make decisions arising within the scope of the JSC’s responsibilities. The JSC may change its size from time to time by mutual consent of its members, and each Party may replace its representatives at any time upon written notice to the other Party. The JSC shall have a chairperson, who shall be selected by Allergan. The role of the chairperson shall be to convene and preside at the meeting of the JSC and to ensure the preparation of meeting minutes, but the chairperson shall have no additional powers or rights beyond those held by other JSC representatives.
(c)    Meetings. The JSC shall meet at least one (1) time per Calendar Quarter during the JSC Term unless the Parties mutually agree in writing to a different frequency for such meetings. Prior to any meeting of the JSC, the chairperson of the JSC shall prepare and circulate an agenda for such meeting; provided, however, that either Party may propose additional topics to be included on such agenda, either prior to or in the course of such meeting. The JSC may meet in person or by teleconference, provided however, at least one (1) meeting per Calendar Year shall be in person. In-person JSC meetings shall be held at locations alternately selected by Molecular Partners and by Allergan. Each Party shall bear the expense of its respective JSC members’ participation in JSC meetings. Meetings of the JSC shall be effective only if at least one (1) representative of each Party is present or participating in such meeting. The chairperson of the JSC shall be responsible for preparing reasonably detailed written minutes of all JSC meetings that reflect all material decisions made at such meetings. The JSC chairperson shall send draft meeting minutes to each member of the JSC for review and approval within ten (10) Business Days after each JSC meeting.
(d)    Decision Making. The JSC shall act by consensus. The representatives from each Party will have, collectively, one (1) vote on behalf of that Party. The JSC shall strive to seek consensus in its actions and decision making process. If after reasonable discussion and good faith consideration of each Party’s view on a particular matter before the JSC, the JSC is still unable after a period of thirty (30) days to reach a unanimous decision on such matter, then either Party may refer such matter to the Parties’ Executive Officers for attempted resolution by good faith resolution within ten (10) days after such matter has been referred to the Executive Officers. If the Executive Officers are not able to resolve such matter within such ten (10)-day period, then Allergan’s Executive Officer shall have the right to decide such matter consistent with the terms of this Agreement and in good faith, provided that Allergan’s Executive Officer shall not make any decision to materially change the Development Plan with respect to activities conducted or resources devoted by Molecular Partners without the prior written consent of Molecular Partners.
ARTICLE 4
DEVELOPMENT
4.1    Development Program.
(a)    General; Development Plan. All Development activities, and Manufacturing activities relating to Development, will be conducted pursuant to a reasonably detailed and written development plan prepared by Allergan that contains key Clinical Trials planned and estimated timelines (the “Development Plan”), provided that Allergan shall have the right to conduct any activities that are not described or contemplated by the Development Plan in furtherance of the goals of the Development Plan, with Allergan to use good faith efforts to describe any such material activities in a subsequent Development Plan or in the updates provided under Section 4.1(d). The initial Development Plan is attached hereto as Exhibit B. The initial Development Plan, and all amendments thereof, will include Allergan’s plan for seeking Regulatory Approval for a Licensed Product for the treatment of wet AMD and at least one additional Indication in the U.S., ***. In the event of any inconsistency between the Development Plan and this Agreement, the terms of this Agreement shall prevail. Except for those activities allocated to Molecular Partners in the Handover Plan, Allergan shall be solely responsible for all Development of Licensed Compounds or Licensed Products in the Field. In conducting such Development activities, Allergan shall document all Clinical Trials in formal written study records according to applicable Laws, including applicable national and international guidelines such as ICH, GCP, GLP and GMP. Molecular Partners shall perform any activities allocated to it under the Handover Plan in accordance with applicable Laws.
(b)    Amendments. From time to time (at least on an annual basis), Allergan, as appropriate, shall prepare amendments, if any, to the then-current Development Plan for discussion by the Parties. Such amendments shall reflect any changes, re-prioritization of studies within, reallocation of resources with respect to, or additions to the activities described in the Development Plan. Upon deciding to Initiate Clinical Trials for any Licensed Compound other than MP0112, or to Initiate Clinical Trials for any Licensed Compound or Licensed Product for a new Indication, the Development Plan shall be amended accordingly. For the avoidance of doubt, amendments to the Development Plan shall not include any additional activities to be conducted by Molecular Partners unless agreed to by Molecular Partners in writing in advance.
(c)    Development Costs. Allergan shall be solely responsible for all costs and expenses incurred by Allergan (and will reimburse Molecular Partners for all costs and expenses reasonably incurred by Molecular Partners in the conduct of any activities set forth in the Handover Plan or otherwise agreed by the Parties in writing in a Development Plan) for the conduct of all Development of Licensed Compounds or Licensed Products in the Field. Following each Calendar Quarter in which Molecular Partners conducts any activities under the

Development Plan, Molecular Partners will invoice Allergan for all Third Party expenses and FTE costs (at the FTE Rate) it incurred to conduct such activities during such Calendar Quarter. Allergan shall pay each such invoice within thirty (30) days after receipt thereof.
(d)    Communication. Through the JSC during the JSC Term, and thereafter directly to Molecular Partners, Allergan will keep Molecular Partners reasonably informed about its efforts to Develop Licensed Compounds and Licensed Products. In addition, Allergan will provide Molecular Partners with written reports containing summaries of all material results and data (including safety and efficacy results and data and Clinical Trial reports) obtained from such Development efforts, progress towards meeting all goals and milestones in the Development Plan, significant findings and developments, and obstacles confronted and strategies for overcoming such obstacles, with such summaries to be provided during the JSC Term, at Molecular Partners’ request, no more frequently than once per Calendar Year. Thereafter, during the Term, Allergan shall provide Molecular Partners (i) summaries on an annual basis of its progress towards meeting key milestones that are expected to be achieved within the following year and the filing of any Regulatory Approval Application and the receipt of any Regulatory Approvals for Licensed Products in the Territory and (ii) upon the reasonable request of Molecular Partners, updates regarding material developments with respect to Licensed Products, including the completion and results of any Phase 3 Clinical Trials, with the frequency and timing of such requests to be reasonable under the circumstances and consistent with the anticipated development results and Allergan’s interest in the timing with respect to any public announcement of such material developments. In addition, Allergan will inform Molecular Partners regarding any material delay in the Development of any Licensed Product within a reasonable time after determining that such delay will occur. All reports and other Information provided by Allergan under this Section 4.1(d) will be Allergan’s Confidential Information subject to the terms of Article 12.
4.2    Diligence. Allergan will use Commercially Reasonable Efforts to Develop and seek Regulatory Approval for Licensed Products in the Field in the Territory. Allergan will be deemed to be using such Commercially Reasonable Efforts if it is using Commercially Reasonable Efforts to Develop and seek Regulatory Approval for Licensed Products for AMD and at least one other Indication in the following countries: (a) the U.S., ***. Allergan shall not be required to Develop or seek Regulatory Approval for Licensed Products in all such countries *** so long as it is using Commercially Reasonable Efforts to Develop and seek Regulatory Approval in the U.S. and ***. For example, Allergan may Develop and seek Regulatory Approval for a Licensed Product in ***.
4.3    Data Exchange. Reasonably promptly following the Effective Date, Molecular Partners will provide Allergan with copies of or access to the Molecular Partners Know-How that exists as of the Effective Date that has not already been provided or made available to Allergan. Thereafter, Molecular Partners will provide Allergan with copies of or access to the Molecular Partners Know-How that has not otherwise been previously disclosed (a) during the JSC Term, at Allergan’s reasonable request (but not more than once per Calendar Quarter), and (b) after the JSC Term, until the date upon which the NDA for the first Licensed Product is filed, at Allergan’s reasonable request (but not more than once per Calendar Year).

4.4    Records. Each Party shall maintain complete, current and accurate records of Development activities that reflect work done and results achieved in the performance of the research and Development activities necessary for regulatory compliance and patent purposes.
4.5    Subcontracts. Each Party may perform any of its obligations or activities under the Development Plan through one or more subcontractors or consultants, provided that (a) such Party remains responsible for the work allocated to, and payment to, such subcontractors and consultants as it selects to the same extent it would if it had done such work itself; (b) the subcontractor undertakes in writing obligations of confidentiality and non-use regarding Confidential Information that are no less protective than those set forth in Article 12 and (c) such subcontract shall not limit the rights of the other Party in any license granted hereunder or Molecular Partners’ right to receive a transfer of, and license to, the items described in Section 13.5 as if such items were generated by Allergan or its Affiliates.
4.6    Clinical Trial Activities. Reasonably promptly after the Effective Date, Molecular Partners shall provide such assistance, at no cost to Allergan, as may be reasonably necessary or useful for Allergan to continue Developing Licensed Products as set forth in the Handover Plan or as reasonably agreed by the Parties in a written modification thereto. As and to the extent set forth in the Handover Plan, Allergan shall assume the management and performance of all Clinical Trials for Licensed Products after the Effective Date. Molecular Partners shall not, during such applicable transition period, take any action that could reasonably be expected to have a material adverse impact on the further Development of any Licensed Product.
4.7    Modifications to Licensed Compounds.
(a)    If Allergan desires to Develop and Commercialize a DARPin Compound that may be obtained by modifying the nucleic or amino acid sequence (through the replacement, insertion or deletion of one or more nucleic or amino acids of such sequence) of an Initial Licensed Compound (a “Sequence Modification”), then Allergan shall provide Molecular Partners with a specific proposal of the Sequence Modification for the applicable DARPin Compound and a proposal for Development thereof. The Parties shall discuss such proposal in good faith, and either (i) Molecular Partners will conduct such activities subject to reasonable compensation by Allergan at the FTE Rate or (ii) if Molecular Partners elects not to conduct such activities, Allergan shall conduct such activities, in each of (i) and (ii) according to a mutually agreed to plan for such modification. Except with the consent of Molecular Partners, Allergan shall not have the right to request that Molecular Partners perform (or Allergan by or on behalf of itself perform) more than *** proposed Sequence Modifications during a Calendar Year.
(b)    Subject to Section 4.7(a), ***. Each such permitted modification under this Section 4.7(b) shall be deemed an “Allergan Modification”. Allergan shall have the sole right to conduct Development activities in connection with any Allergan Modifications.
(c)    Any Initial Licensed Compound that is modified under Section 4.7(a) or 4.7(b) in accordance with the terms thereof shall become a Modified Licensed Compound (as defined in Section 1.60) except as otherwise restricted by subsection (d) below.

(d)    In no event shall either Party be required or permitted to perform any Sequence Modification or other modification under Section 4.7(b) that is intended to produce a compound that, ***. In the event that Allergan, in the performance of its modification activity under this Section 4.7, performs a modification that results in a compound that is described under subsection (i) or (ii) above, then Allergan shall promptly notify Molecular Partners and assign to Molecular Partners all of its rights in any Inventions to the extent relating solely to such compound, to the extent such compound is so modified and, at the request of Molecular Partners, provide to Molecular Partners all materials, data, information and results related thereto. If Molecular Partner’s activities under this Section 4.7 result in such a modified compound, then such modified compound shall not be deemed to be a Licensed Compound for purposes of this Agreement and Molecular Partners will retain all rights and interest in any Invention relating thereto.
(e)    For clarity, Molecular Partners shall not be obligated to conduct development of any proposed DARPin Compound under this Section 4.7.
(f)    Except as provided in subsection (d), as between the Parties, (i) any and all Inventions made solely by Allergan under Section 4.7(b), and intellectual property rights therein, shall be owned solely by Allergan, and (ii) any and all other Inventions made under Section 4.7(a) by either Party solely or the Parties jointly, and Patents and intellectual property rights therein (exclusive of any pre-existing intellectual property rights of a Third Party or a Party), shall be owned jointly by the Parties (collectively, a “Joint Modification Invention”) and deemed to be a Joint Patent. For clarity, this Section 4.7 shall cover modifications to a Licensed Compound only, and not modification to any other composition that a Licensed Product comprises.
(g)    The rights of Allergan to request and/or perform any Sequence Modification under this Section 4.7 shall terminate and expire on the third (3rd) anniversary of the Effective Date, unless the Parties agree to extend such period in writing in their sole discretion.
ARTICLE 5
REGULATORY
5.1    Regulatory Responsibilities. In accordance with this Article 5, Allergan shall be solely responsible, at its expense, for preparing, filing and maintaining all Regulatory Materials for Licensed Products in the Field in the Territory, and Allergan shall own all Regulatory Materials (including all INDs, BLAs, Regulatory Approval Applications and Regulatory Approvals) for Licensed Products in the Field in the Territory.
5.2    Regulatory Materials; Data. Reasonably promptly after the Effective Date, to the extent permitted by applicable Laws, Molecular Partners shall (a) transfer and assign to Allergan all Regulatory Materials existing as of the Effective Date for Licensed Compounds and Licensed Products, including *** (the “Existing IND”), (b) transfer or make available copies of such Regulatory Materials existing as of the Effective Date for the Licensed Products and (c)

treat such Regulatory Materials as “Confidential Information” of Allergan (and not of Molecular Partners) under Article 12, except that (i) the foregoing shall not limit Molecular Partners’ use or disclosure of Information contained within such Regulatory Materials in the exercise of its retained rights under Section 2.2, provided that Molecular Partners provides prior written notice of any such disclosure and any disclosee is bound by obligations of confidentiality and restrictions on use of such Confidential Information that are no less protective than those set forth in Article 12, and (ii) Molecular Partners will be allowed to retain copies of such Regulatory Materials, including any such Information that a Regulatory Authority requires Molecular Partners to retain under applicable Laws. Upon assignment of the Regulatory Materials to Allergan, Molecular Partners shall submit notifications, filings, and submissions to all Regulatory Authorities as are necessary to transfer Molecular Partners’ rights with respect to such Regulatory Filings and Regulatory Approvals to Allergan. Thereafter, (A) Allergan or its designee shall be the owner of any and all Regulatory Filings and Regulatory Approvals covering the Licensed Products in the Territory, including all INDs and Regulatory Approvals therefor), (B) Allergan shall have the responsibility, in its sole discretion, at its sole expense for all regulatory activities and interactions relating to Licensed Products, including preparing, obtaining, and maintaining Regulatory Approvals and all substantive interactions with Regulatory Authorities relating thereto, (C) Allergan shall determine, in its sole discretion, the content of all such submissions and of all correspondence with Regulatory Authorities relating to Licensed Products, (D) Allergan shall be the sole point of contact with Regulatory Authorities in the Territory for Licensed Products, and (E) the regulatory filing fees and all expenses relating to seeking and obtaining Regulatory Approval for Licensed Products in the Field shall be borne solely by Allergan.
5.3    Regulatory Matters. Allergan shall keep Molecular Partners reasonably informed of all material regulatory developments relating to Licensed Products in the Territory through regular reports at the JSC meetings or after the JSC Term through the annual development reports under Section 4.1(d). Allergan shall notify Molecular Partners of any Regulatory Approval Application submitted to or Regulatory Approval received from any Regulatory Authority for a Licensed Product in the Territory within five (5) days after such submission or receipt.
5.4    Notification of Threatened Action. Each Party shall promptly notify the other Party of any information it receives regarding any threatened or pending action, inspection or communication by or from any Third Party, including a Regulatory Authority, which may materially affect the Development, Manufacturing, Commercialization or regulatory status of a Licensed Product. Upon receipt of such information, the Parties shall consult with each other in an effort to coordinate, to the extent reasonably necessary on appropriate action.
5.5    Adverse Event Reporting.
(a)    Allergan shall be responsible for creating and maintaining a global safety database for the Licensed Products in the Field in the Territory, at Allergan’s expense. Allergan shall be responsible for reporting quality complaints, adverse events and safety data related to Licensed Products in the Field to applicable Regulatory Authorities in the Territory, as well as responding to safety issues and to all requests of Regulatory Authorities relating to Licensed Products in the Field in the Territory. Allergan will provide Molecular Partners with reasonable access to such safety database to the extent required under applicable Law.
(b)    Allergan shall notify Molecular Partners of all serious adverse events for Licensed Compounds and Licensed Products promptly upon notification of any applicable Regulatory Authority (or in advance if practicable) and of all other adverse events for Licensed Compounds and Licensed Products through annual written reports to the JSC or after the JSC Term through the annual development reports under Section 4.1(d).
(c)    Molecular Partners shall notify Allergan of the first serious adverse event for products containing DARPin Compounds developed or commercialized by Molecular Partners, its Affiliates, or licensees promptly upon notification of any applicable Regulatory Authority (or in advance if practicable) except as restricted by Third Party obligations. Thereafter, Molecular Partners shall notify Allergan of all serious adverse events for such products through annual written reports to the JSC or after the JSC Term on an annual basis except as restricted by Third Party obligations. mmm
5.6    Remedial Actions. Allergan shall have the sole right to decide whether any recall, corrective action or other regulatory action with respect to a Licensed Product taken by virtue of applicable Laws (a “Remedial Action”) with respect to Licensed Products in the Field and in the Territory should be commenced, with advance notice to Molecular Partners to the extent practicable.
ARTICLE 6
COMMERCIALIZATION
6.1    General. Allergan will be solely responsible, at its expense, for all aspects of the Commercialization of Licensed Products in the Field in the Territory, which responsibilities include: (a) conducting Clinical Trials in support of its Commercialization efforts; (b) developing and executing a comprehensive commercial launch and pre-launch strategy and plan and subsequent Commercialization activities for such Licensed Product (including pricing, advertising, education, planning, marketing, sales force training and allocation); (c) negotiating with applicable Governmental Authorities regarding the price and reimbursement status of the Licensed Product; (d) marketing and promotion; (e) booking sales and distribution and performance of related services; (f) handling all aspects of order processing, invoicing and collection, inventory and receivables; (g) providing customer support, including handling medical queries, and performing other related functions; and (h) conforming its practices and procedures to applicable Laws relating to the marketing, detailing and promotion of Licensed Products in the Territory.
6.2    Commercial Diligence. Allergan shall use Commercially Reasonable Efforts to Commercialize Licensed Products in the Territory in the Field. Allergan will be deemed to be using Commercially Reasonable Efforts to Commercialize Licensed Products in the Territory in the Field if it is using Commercially Reasonable Efforts to Commercialize a Licensed Product

after Regulatory Approval for such Licensed Product is obtained in the following countries: (a) the U.S., ***.
6.3    Commercialization Reports. After submission of a Regulatory Approval Application for a Licensed Product, upon the reasonable request of Molecular Partners on no more than an annual basis, Allergan shall provide Molecular Partners with a written summary of Allergan’s projection of the launch dates for each Licensed Product in the Field and the Territory and a non-binding estimate of Licensed Product sales for the subsequent Calendar Year. The obligations under this Section 6.3 shall terminate in the event of a Change of Control of Molecular Partners where the Acquiror is developing or commercializing a product in the Field.
ARTICLE 7
MANUFACTURE AND SUPPLY
7.1    Responsibilities. Except as otherwise expressly provided in this Article 7, as of the Effective Date and as between the Parties, Allergan will be solely responsible for the Manufacture of Licensed Products, at its expense, for Development and Commercialization purposes in the Field in the Territory.
7.2    Third Party Manufacture. Allergan may perform the Manufacture of Licensed Compounds or Licensed Products through one or more Third Party manufacturers, provided that (a) Allergan remains responsible for such Third Party manufacturer; (b) the Third Party manufacturer undertakes in writing obligations of confidentiality and non-use regarding Confidential Information that are no less protective than those set forth in Article 12, and (c) the Third Party manufacturer agrees in writing to assign or license to Allergan all intellectual property developed in the course of performing any such Manufacture to the extent relating to the Licensed Compound or Licensed Product.
7.3    Transfer of Manufacturing Technology. Reasonably promptly following the Effective Date, the Parties will each perform the activities allocated to it in the Handover Plan relating to the transfer of Manufacturing technology to Allergan. In accordance with the Handover Plan, Molecular Partners shall transfer to Allergan or a Third Party manufacturer designated by Allergan, the process currently employed by or on behalf of Molecular Partners for the Manufacture of Licensed Compounds or Licensed Products. Such transfer shall include the transfer of all Molecular Partners Know-How then Controlled by Molecular Partners that is necessary or reasonably useful for Allergan or such Third Party manufacturer (as applicable) to conduct the Manufacturing process as then being conducted. Molecular Partners shall bear all internal FTE costs incurred by Molecular Partners in performing its activities under the Handover Plan, and Allergan will bear all other costs and expenses incurred by either Party relating to the transfer of the Manufacturing technology to Allergan. In the event that Allergan may reasonably request additional activities relating to such transfer not set forth in the Handover Plan, Molecular Partners will use reasonable efforts to provide such support with such activities to be reimbursed by Allergan at the FTE Rate. Upon Allergan’s request, Molecular Partners will use reasonable efforts to assign to Allergan its rights under its contract manufacturing agreement for Licensed Compounds or Licensed Products listed on Exhibit D and if such agreement cannot be assigned, then Molecular Partners shall reasonably cooperate with Allergan to arrange to continue to provide such services after the Effective Date, at Allergan’s expense. Molecular Partners shall reasonably cooperate with Allergan’s efforts to establish Licensed Compound Manufacture during such applicable transition period and shall not, during such applicable transition period, take any action that could reasonably be expected to have a material adverse impact on the further Manufacture of any Licensed Compound or Licensed Product. For the avoidance of doubt, nothing in this Section 7.3 with respect to Molecular Partners’ obligation to transfer such Molecular Partners Know-How to Allergan shall limit Molecular Partners’ right to use any such Molecular Partners Know-How in order to fulfill Molecular Partners’ obligations in accordance with this Agreement or its right to manufacture products other than Licensed Products.
7.4    Transfer of Inventory. At Allergan’s request, Molecular Partners shall supply, or cause to be supplied, at Molecular Partner’s cost, to Allergan its supplies of Licensed Compound as in Molecular Partners’ inventory or as being Manufactured as of the Effective Date. Any such supply will be made pursuant to a mutually acceptable supply agreement between the Parties. For clarity, Molecular Partner’s obligations to supply Licensed Compounds shall be limited to the first sentence of this Section 7.4, and Allergan shall be responsible for, and shall bear the cost of, all other supply of Licensed Compounds and Licensed Products, including any additional supply of Licensed Compound to be prepared for any Clinical Trial. All Licensed Compound provided under this Section 7.4 or any supply agreement shall be provided as is and without representations or warranties of any kind, except for those warranties provided to Molecular Partners by its Third Party contract manufacturers with respect to the particular materials supplied.
7.5    Use of Manufacturing Information. Allergan or its Affiliates and Third Party manufacturer shall use any Information transferred pursuant to Section 7.3 in accordance with the licenses granted in Section 2.1, including for the purpose of Manufacturing Licensed Products. Prior to any transfer of any Molecular Partners Know-How to a Third Party manufacturer, Allergan shall require that such Third Party be bound to confidentiality restrictions at least as protective as those of Article 12.
ARTICLE 8
COMPENSATION
8.1    Upfront Payment. Within ten (10) Business Days after the Effective Date, Allergan shall pay to Molecular Partners a one-time, non-refundable and non-creditable upfront payment of forty-five million Dollars ($45,000,000).
8.2    Development Milestone Payments. Allergan shall make each of the following non-refundable, non-creditable development milestone payments to Molecular Partners upon the achievement by Allergan or its Affiliates or Sublicensees of the applicable development milestone events by a Licensed Product for the first and second Indications. Allergan shall pay to Molecular Partners each such amount within thirty (30) days after the achievement of the applicable development milestone event. For clarity, each of the following development milestone payments shall be made only once for a given Indication, regardless of the number of Licensed Products developed for such Indication.

Development Milestone Event	Development Milestone Payment (each paid one time only)
For the first Indication:
Initiation of the first Phase 3 Clinical Trial for a Licensed Product; provided that ***	***
Regulatory Approval by the FDA	***
Regulatory Approval by the EMA (or a country-specific Regulatory Approval in any one of the Major European Market Countries)	***
Regulatory Approval by the MHLW	***
Total Development Milestone Payments for First Indication	***
For the second Indication:
Initiation of the first Phase 3 Clinical Trial for a Licensed Product	***
Regulatory Approval by the FDA	***
Regulatory Approval by the EMA (or a country-specific Regulatory Approval in any one of the Major European Market Countries)	***
Regulatory Approval by the MHLW	***
Total Development Milestone Payments for Second Indication	***
For purposes of this Section 8.2, the “Target Phase 3 Start Date” means the date that is twelve (12) months following the date set forth in the initial Development Plan for Initiation of the first Phase 3 Clinical Trial for a Licensed Product, provided that such twelve (12) month period shall be extended by the length of any delay in Initiating the first Phase 3 Clinical Trial for a Licensed Product caused by (i) safety concerns, (ii) inability to obtain sufficient supply of such Licensed Product, or (iii) Molecular Partners or a Third Party (for example, if a contract manufacturer breaches its supply agreement with Allergan or Molecular Partners by failing to supply the applicable Licensed Compound or Licensed Product by the required delivery date), including the time required to correct such delay; provided that in the cases of subsections (ii) and (iii) any extended time period shall not include any extension to the extent incorporating any delay solely attributable to the fault of Allergan. For the avoidance of doubt, Allergan will not be required to pay Molecular Partners the *** if this Agreement has been terminated prior to the Target Phase 3 Start Date.
8.3    Sales Milestones. Allergan shall make each of the following one-time, non-refundable (except as set forth in Section 8.9), non-creditable sales milestone payments to Molecular Partners when the aggregate Royalty-Bearing Sales of Licensed Products in the Territory in a period of any four (4) consecutive Calendar Quarters first reach the amount specified below. Allergan shall pay to Molecular Partners such amount within sixty (60) days after the Calendar Quarter in which such sales milestone event is achieved. For clarity, the sales milestone payments in this Section 8.3 shall be additive, such that if all three sales milestones below are met in the same period of four (4) consecutive Calendar Quarters, Allergan shall pay to Molecular Partners a payment of ***.

Sales Milestone Event	Milestone Payment
The aggregate Royalty-Bearing Sales of Licensed Products in the Territory in a period of four (4) consecutive Calendar Quarters equal or exceed ***	***
The aggregate Royalty-Bearing Sales of Licensed Products in the Territory in a period of four (4) consecutive Calendar Quarters equal or exceed ***	***
The aggregate Royalty-Bearing Sales of Licensed Products in the Territory in a period of four (4) consecutive Calendar Quarters equal or exceed ***	***
Total Sales Milestone Payments	***

8.4    Royalties.
(a)    Royalty Rates. Subject to Section 8.4(c), 8.4(d), and 8.5, Allergan shall pay to Molecular Partners non-creditable, non-refundable (except as set forth in Section 8.9) royalties on aggregate annual Royalty-Bearing Sales of all Licensed Products in the Territory, as calculated by multiplying the applicable royalty rate by the corresponding amount of incremental Royalty-Bearing Sales of all Licensed Products in the Territory in each Calendar Year as follows:

Annual Royalty-Bearing Sales of Licensed Products in the Territory	Royalty Rate
For that portion of annual aggregate Royalty-Bearing Sales of Licensed Products in a Calendar Year that are less than or equal to ***	***
For that portion of annual aggregate Royalty-Bearing Sales of Licensed Products in a Calendar Year that are greater than ***	***
For that portion of annual aggregate Royalty-Bearing Sales of Licensed Products in a Calendar Year that are greater than ***	***
For that portion of annual aggregate Royalty-Bearing Sales of Licensed Products in a Calendar Year that are greater than ***	***
For example, if aggregate annual Royalty-Bearing Sales of all Licensed Products in the Territory in a Calendar Year is ***, then royalties payable by Allergan equal ***.
(b)    Royalty Term. Royalties shall be paid under this Section 8.4, on a country-by-country and Licensed Product-by-Licensed Product basis, commencing on First Commercial Sale of such Licensed Product in such country until the latest of: (i) the expiration of the last-to-expire Valid Claim in such country that would be infringed, absent a license, by the sale of a particular Licensed Product at the time of sale of such Licensed Product; (ii) the expiration of Regulatory Exclusivity in such country covering such Licensed Product; and (iii) the *** anniversary of the First Commercial Sale of such Licensed Product in such country (the “Royalty Term”).
(c)    Know-How Royalty. In any country in the Territory where there is no Valid Claim of a Molecular Partners Patent or a Joint Patent that would be infringed in such country, absent a license, by the sale of a particular Licensed Product at the time of sale of such Licensed Product during the Royalty Term for such Licensed Product, Allergan shall owe royalties under Section 8.4(a) on the Royalty-Bearing Sales of such Licensed Product in such country at rates that are *** of the rates otherwise payable under Section 8.4(a).
(d)    Generic Competition. In the event a Licensed Product is subject to Generic Competition in a country in the Territory during the Royalty Term for such Licensed Product, then, beginning in the calendar month following the three (3) calendar month period during which Generic Competition has been determined to exist in accordance with Section 1.41 at the applicable level noted below, the royalty rates set forth in Section 8.4(a) (without giving effect to any reduction under Section 8.5) shall be reduced in such country:
(i)    by *** if the units of such Generic Product(s) sold during the applicable three (3) month period exceed *** and are not more than *** of the aggregate units of all such Generic Product(s) and Licensed Product sold in such country;
(ii)    by *** if the units of such Generic Product(s) sold during the applicable three (3) month period exceed *** and are not more than *** of the aggregate units of all such Generic Product(s) and Licensed Product sold in such country;
(iii)    by *** if the units of such Generic Product(s) sold during the applicable three (3) month period exceed *** and are not more than *** of the aggregate units of all such Generic Product(s) and Licensed Product sold in such country; and
(iv)    by *** if the units of such Generic Product(s) sold during the applicable three (3) month period exceed *** of the aggregate units of all such Generic Product(s) and Licensed Product sold in such country.
Such reduction shall be first applied with respect to such country starting with sales in the calendar month following the first three (3) calendar month period where the sales of the Generic Product(s) in such country exceed the applicable level noted above of the unit sales volume of the applicable Licensed Product, and shall expire on the day after the last day of the calendar month in which such Generic Competition ceases to exist or, if earlier, the expiration of the Royalty Term. For the avoidance of doubt, if both Section 8.4(a) and this Section 8.4(c) apply, the section that provides the greater royalty reduction shall take precedence.
(e)    Royalty Reports and Payments. Within sixty (60) days following the end of each Calendar Quarter, commencing with the Calendar Quarter in which the First Commercial Sale of any Licensed Product is made anywhere in the Territory, Allergan shall provide Molecular Partners with a report containing the following information for the applicable Calendar Quarter, on a country-by-country and Licensed Product-by- Licensed Product basis: (i) the amount of gross sales of Licensed Product in the Territory, (ii) an itemized calculation of Royalty-Bearing Sales in the Territory showing deductions provided for in the definition of “Net Sales,” (iii) a calculation of the royalty payment due on such sales, and (iv) the exchange rate for such country. Concurrent with the delivery of the applicable quarterly report, Allergan shall pay in Dollars all amounts due to Molecular Partners pursuant to Section 8.4 with respect to Royalty-Bearing Sales in such Calendar Quarter.
8.5    Third Party Payments.
(a)    If either Party determines that it needs to obtain one or more Necessary Licenses, such Party will notify the other Party. Molecular Partners will have the first right (but not the obligation) to elect to negotiate the Necessary License. Molecular Partners will notify Allergan within fifteen (15) days after such notice if it elects not to negotiate such Necessary License. If Molecular Partners elects not to obtain such Necessary License, or is unsuccessful in doing so, then Allergan will have the right (but not the obligation) to negotiate and obtain such Necessary License at its sole discretion and expense. The negotiating Party will obtain such Necessary License, with the right to sublicense, in order to permit Allergan to exercise its rights and to perform its obligations under this Agreement. Subject to the foregoing, the terms and conditions involved in obtaining such Necessary License shall be determined at such negotiating Party’s sole discretion.
(b)    Molecular Partners will be solely responsible for all amounts owed to Third Parties pursuant to (i) the license agreements listed on Exhibit E and (ii) any other license obtained by *** (each, a “Necessary License”). In the event Allergan enters into a Necessary License, Allergan shall have the right to offset, against amounts payable to Molecular Partners under this Agreement, any and all amounts payable by Allergan to a Third Party under any such Necessary License (other than payments potentially due pursuant to any of the agreements listed on Exhibit E, which shall be borne solely by Molecular Partners); provided that the amounts payable to Molecular Partners under this Agreement may not be reduced by more than *** of those otherwise due to Molecular Partners pursuant to this Agreement in any Calendar Quarter as a result of such offset. Any unused offset earned in a Calendar Quarter may be carried forward from such Calendar Quarter to the subsequent Calendar Quarters and may be used in such subsequent Calendar Quarters, subject to the *** limitation set forth in the immediately preceding sentence.
(c)    Except as provided in subsection (b) above, Allergan will be solely responsible for all amounts owed to Third Parties on account of Allergan’s manufacture, use, sale, offer for sale, or import of Licensed Products and Licensed Compounds, including any rights to exploit any Allergan Modification or any formulation technology or Drug Delivery System for a Licensed Product.
(d)    Except as provided in subsection (b) above, the Molecular Partners Technology licensed to Allergan in Section 2.1(a) will include Patents or Information licensed to Molecular Partners by a Third Party after the Effective Date only if the following conditions are met:
(i)    Molecular Partners discloses to Allergan for review, reasonably in advance of Molecular Partners’ anticipated entry into the applicable agreement between Molecular Partners and such Third Party, the substantive terms of such license agreement (which Molecular Partners hereby covenants to do); and
(ii)    Allergan provides Molecular Partners with written notice, prior to Molecular Partners’ entry into such license agreement, in which (A) Allergan assumes all payment obligations under such license agreement to the extent arising out of the use, Development or Manufacture of any Licensed Compound or Licensed Product or Commercialization of any Licensed Product by or on behalf of Allergan, as well as all other obligations of such license agreement that are applicable to Allergan, and (B) Allergan acknowledges in writing that its sublicense under such license agreement is subject to the terms and conditions of such license agreement.

Any applicable Patents and Information for which the above conditions are not met shall be excluded from the scope of Molecular Partners Technology and not licensed to Allergan under this Agreement.
8.6    Blocked Currency. In each country in the Territory where the local currency is blocked and cannot be removed from the country, at the election of Allergan, royalties accrued on Net Sales in such country shall be paid to Molecular Partners in local currency by deposit in a local bank in such country designated by Molecular Partners.
8.7    Currency of Payments. All payments under this Agreement shall be made in Dollars by wire transfer of immediately available funds into an account designated by Molecular Partners. Net Sales outside of the U.S. shall be first determined in the currency in which they are earned and shall then be converted into an amount in Dollars using Allergan’s customary and usual conversion procedures used in preparing its financial statements pursuant to GAAP for the applicable reporting period.
8.8    Late Payments. If Molecular Partners does not receive payment of any sum due to it on or before the due date, then any portions thereof due hereunder which are not paid on the date such payments are due under this Agreement will bear interest at the lower of (i) two (2) percentage points over the overnight LIBOR rate in effect on the due date, or (ii) the maximum rate permitted by Law, calculated on the number of days such payment is delinquent, compounded monthly.
8.9    Records; Audits. Allergan and its Affiliates will, and Allergan will cause each of its Sublicensees, if any, to, maintain complete and accurate records in sufficient detail to confirm the accuracy of the calculation of royalty payments and the achievement of milestone events, for a period of five (5) years after the Calendar Year in which such sales or events occurred. Upon reasonable prior notice, such records of Allergan and its Affiliates shall be made available during regular business hours for a period of five (5) years from the end of the Calendar Year to which they pertain for examination, and not more often than once each Calendar Year, by an independent certified public accountant selected by Molecular Partners and reasonably acceptable to Allergan, for the sole purpose of and only to the extent necessary for verifying the accuracy of the financial reports furnished by Allergan pursuant to this Agreement. Such independent accountant shall disclose to Molecular Partners only the amounts that such independent accountant believes to be due and payable hereunder to Molecular Partners, details concerning any discrepancy from the amount paid and the amount due, and shall disclose no other information revealed in such audit. Any periods previously audited may be re-audited one (1) additional time if Molecular Partners discovers a discrepancy or other issue in a subsequent audit. Any and all records examined by such independent accountant shall be deemed Allergan’s Confidential Information which may not be disclosed by such independent accountant to any Third Party, and Allergan may require such independent accountant to enter into an appropriate written agreement obligating it to be bound by obligations of confidentiality and restrictions on use of such Confidential Information that are no less protective than those set forth in Article 12. If, as a result of any inspection of the books and records of Allergan, it is shown that payments under this Agreement were less than the amount which should have been paid, then Allergan shall make all payments required to be made plus interest (as set forth in Section 8.8) from the original due date to eliminate any discrepancy revealed by such inspection within thirty (30) days. If, as a result of any inspection of the books and records of Allergan, it is shown that payments under this Agreement were more than the amount which should have been paid, then Molecular Partners shall, at Allergan’s election, either make all payments required to be made to eliminate any discrepancy revealed by such inspection within ninety (90) days or credit such amounts to Allergan against future payments. Molecular Partners shall pay for such audits, except that in the event that the audited amounts were underpaid by Allergan by more than *** of the undisputed amounts that should have been paid during the period in question as per the audit, Allergan shall pay the costs of the audit.
8.10    Consolidated Accounting. If during the Term, Allergan is required, as a company that reports its financial results to the U.S. Securities and Exchange Commission (“SEC”) in accordance with GAAP, to include certain financial results of Molecular Partners in Allergan’s consolidated financial statements, Molecular Partners shall provide to Allergan on a timely basis Molecular Partners’ financial statements reasonably requested by Allergan, which may include quarterly (unaudited) and yearly (audited) income statements, balance sheets, and statements of cash flows (the “Financial Statements”) and related supplemental information, in each case solely to the extent required for appropriate GAAP footnote disclosures by Allergan. All Financial Statements and related supplemental information shall be prepared in accordance with GAAP. Any information provided by Molecular Partners to Allergan under this Section will be treated as Molecular Partners’ Confidential Information, subject to Allergan’s right to disclose any such information that is required by GAAP to be disclosed as part of Allergan’s Financial Statements filed with the SEC.
8.11    Taxes.
(a)    Taxes on Income. Each Party shall be solely responsible for the payment of all taxes imposed on its share of income arising directly or indirectly from the efforts of the Parties under this Agreement.
(b)    Cooperation. The Parties agree to cooperate with one another and use reasonable efforts to reduce or eliminate tax withholding or similar obligations in respect of royalties, milestone payments, and other payments made by Allergan to Molecular Partners under this Agreement. To the extent Allergan is required under the Internal Revenue Code of 1986, as amended (the “Code”), or any other tax Laws to deduct and withhold taxes on any payment to Molecular Partners, Allergan shall pay the amounts of such taxes to the proper Governmental Authority in a timely manner and promptly transmit to Molecular Partners an official tax certificate or other evidence of such withholding sufficient to enable Molecular Partners to claim such payment of taxes. Except as otherwise provided in Section 8.11(c), if any taxes are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Molecular Partners. Upon Allergan’s reasonable request, Molecular Partners shall provide Allergan any tax forms (including Internal Revenue Service Form W-8BEN or W-8ECI or other applicable Internal Revenue Service Form) that may be reasonably necessary in order for Allergan to determine whether to withhold tax on any such payments or to withhold tax on such payments at a reduced rate under the Code or any other tax Laws, including any applicable bilateral income tax treaty. Allergan shall give reasonable support so that any withholding tax or value added tax may be minimized or avoided to the extent permitted under the applicable Laws and treaties. Each Party shall provide the other with reasonable assistance to enable the recovery, as permitted by applicable Laws, of withholding taxes, value added taxes, or similar obligations resulting from payments made under this Agreement, such recovery to be for the benefit of the Party bearing such withholding tax or value added tax. Allergan shall require its sublicensees in the Territory to cooperate with Molecular Partners in a manner consistent with this Section 8.11(b).
(c)    Taxes Resulting From Allergan Action. If Allergan is required to make a payment to Molecular Partners that is subject to increased deduction or withholding of tax as a result of any willful action by Allergan, such as an assignment or sublicense by Allergan, or any failure on the part of Allergan to comply with applicable Laws or filing or record retention requirements (an “Allergan Withholding Tax Action”), then the sum payable by Allergan (in respect of which such increased deduction or withholding is required to be made) shall be increased to the extent necessary to ensure that Molecular Partners receives a sum equal to the sum which it would have received had no such Allergan Withholding Tax Action occurred. Notwithstanding the foregoing, any assignment or sublicense by Allergan that is agreed or consented to by Molecular Partners in advance in writing shall not constitute an Allergan Withholding Tax Action. To the extent that Molecular Partners actually realizes a tax benefit in any jurisdiction as a result of any such withholding taxes paid by Allergan pursuant to this Section 8.11(c), Molecular Partners shall cooperate with Allergan to convey the additional tax benefit, if possible, to Allergan.
ARTICLE 9
INTELLECTUAL PROPERTY MATTERS
9.1    Inventions. Any inventions, whether or not patentable, and whether (a) invented solely by a Party’s own employees, agents, consultants, or independent contractors or (b) invented by a Party’s own employees, agents, consultants, or independent contractors jointly with employees, agents, consultants, or independent contractors of the other Party, in each case in the course of conducting a Party’s activities under this Agreement, together with all intellectual property rights therein, shall be referred to herein as an “Invention”. Inventorship shall be determined in accordance with U.S. patent laws.
9.2    Disclosure. Each Party will disclose to the other Party any Inventions for any Sequence Modifications made pursuant to Section 4.7.
9.3    Ownership. Except as otherwise set forth in this Agreement, (a) if an Invention is solely invented by one or more employees, agents, consultants, or independent contractors of a Party, such Invention, and any and all intellectual property rights therein, shall be solely owned by such Party, and (b) if an Invention is jointly invented by one or more employees, agents, consultants, or independent contractors of each Party, such Invention (a “Joint Invention”), and any and all intellectual property rights therein including any Patent (each, a “Joint Patent”), shall be jointly owned by the Parties. Subject to the terms of this Agreement and except as otherwise licensed to the other Party under this Agreement, each Party shall be entitled to practice and exploit the Joint Inventions and Joint Patents, subject to the licenses granted under Article 2, without the duty of accounting or seeking consent from the other Party. Each Party agrees to be named as a party, if necessary, to bring or maintain a lawsuit involving a Joint Invention or Joint Patent.
9.4    Prosecution of Patents.
(a)    Molecular Partners Patents.
(i)    Subject to Section 9.4(a)(iii), as between the Parties, Molecular Partners shall have the sole right to prepare, file, prosecute and maintain all Molecular Partners Patents (A) listed as “Platform Patents” on Exhibits F and G and (B) all Molecular Partners Patents filed after the Effective Date except for any Patents that solely claim or cover Licensed Products, in each case including all Patents that claim priority, directly or indirectly, from such Patents; and any Patent from which such Patents claim priority, directly or indirectly (collectively, the “Molecular Partners Platform Patents”), ***. On a Calendar Quarter basis, Molecular Partners shall update Allergan on the status of the prosecution and maintenance of all Molecular Partners Platform Patents and shall provide Allergan with copies of material filings with and communication from patent authorities with respect to such Patents to the extent applicable to Licensed Products. Molecular Partners shall respond to all reasonable requests of Allergan for additional Information with respect to all such prosecution and maintenance efforts. Molecular Partners agrees to reasonably implement any recommendations of Allergan toward the objective of optimizing overall patent protection for Licensed Compounds, Licensed Products, and other DARPin Compounds.
(ii)    As between the Parties, Molecular Partners shall have the first right to prepare, file, prosecute and maintain all Molecular Partners Patents other than the Molecular Partners Platform Patents (collectively, the “Molecular Partners Product Patents”) in the Territory, at Molecular Partners’ cost and expense. Molecular Partners shall reasonably inform and consult with Allergan, and shall take Allergan’s comments into good faith consideration, with respect to the preparation, prosecution and maintenance of such Molecular Partners Product Patents. Molecular Partners shall provide to Allergan copies of any papers relating to the filing, prosecution or maintenance of such Molecular Partners Product Patents reasonably in advance of their being filed or promptly upon their being received, including draft filings, reasonably in advance of their being filed, so that Allergan can comment and provide input with respect to such draft filings. Molecular Partners agrees to discuss in good faith any changes reasonably requested by Allergan to such papers, including draft filings, promptly upon their being received. Molecular Partners agrees to reasonably implement any such recommended changes toward the objective of optimizing overall patent protection for Licensed Compounds or Licensed Products.
(iii)    If Molecular Partners decides to cease the prosecution or maintenance of a Molecular Partners Product Patent, it shall notify Allergan in writing sufficiently in advance so that Allergan may, at its discretion, assume the responsibility for the prosecution or maintenance of such Molecular Partners Product Patents at Allergan’s cost and expense. If Allergan assumes such responsibility, then no such claim shall be deemed a Valid Claim. If Molecular Partners decides to cease the prosecution or maintenance of all claims in a Molecular Partners Platform Patent that covers the Development, Manufacture or Commercialization of a Licensed Compound or Licensed Product in the Field and Territory, it shall notify Allergan in writing sufficiently in advance so that Allergan may, at its discretion, assume the responsibility for the prosecution or maintenance of such Molecular Partners Platform Patent to the extent claiming the Development, Manufacture or Commercialization of a Licensed Compound or Licensed Product in the Field and Territory, at Allergan’s cost and expense. If Allergan assumes such responsibility, then no such claim shall be deemed a Valid Claim.
(iv)    Following the Effective Date, the Parties shall meet and discuss the extent to which it is feasible to allocate certain claims covered in the Molecular Partners Platform Patents to the Molecular Partners Product Patents. At the reasonable request of Allergan, Molecular Partners shall make such filings as the Parties reasonably agree to allocate claims solely covering Licensed Compounds in the Field to the Molecular Partners Product Patents. *** the costs associated with such actions reasonably requested by Allergan.
(b)    Joint Patents. The Parties shall mutually agree upon which Party shall prosecute Joint Patents, ***. The prosecuting Party shall reasonably inform and consult with the other Party, and shall take such other Party’s comments into good faith consideration, with respect to the preparation, prosecution and maintenance of such Joint Patents. The prosecuting Party shall provide to the other Party copies of any papers relating to the filing, prosecution or maintenance of such Joint Patents reasonably in advance of their being filed or promptly upon their being received, including draft filings, reasonably in advance of their being filed so that such other Party can comment and provide input with respect to such draft filings. The prosecuting Party agrees to discuss in good faith any changes reasonably requested by the other Party to such papers, including draft filings, promptly upon their being received. The prosecuting Party agrees to reasonably implement any such recommended changes toward the objective of optimizing overall patent protection for Licensed Compounds, Licensed Products, and other DARPin Compounds. In any event, neither Party will finally abandon, disclaim, or dedicate to the public any claims or limit any claims specific to DARPin Compounds, Licensed Compounds or Licensed Products without the other Party’s prior written consent.
(c)    Cooperation. Each Party shall provide the other Party all reasonable assistance and cooperation, at the other Party’s request and expense, in the patent prosecution efforts provided above in this Section 9.4, including providing any necessary powers of attorney and executing any other required documents or instruments for such prosecution. Each Party shall execute and deliver to the other assignments with respect to any Joint Inventions, in a mutually agreeable form and will take whatever actions reasonably necessary, including the appointment of the other Party as its attorney in fact solely to make such assignment) to effect such assignment. The prosecuting Party under this Section 9.4 agrees to conduct such prosecution toward the objective of optimizing overall patent protection for Licensed Compounds, Licensed Products, and other DARPin Compounds.

9.5    Enforcement of Molecular Partners Patents and Joint Patents.
(a)    Notification. If either Party become aware of any existing or threatened infringement of the Molecular Partners Patents or Joint Patents in the Field in the Territory, which infringing activity involves the using, making, importing, offering for sale or selling Licensed Compounds or Licensed Products or a product containing an Exclusive DARPin, in each case in the Field and in the Territory, or any such Molecular Partners Patent or Joint Patent is challenged in any action or proceeding to the extent directly relating to Licensed Compounds or Licensed Products or a product containing an Exclusive DARPin, in each case in the Field and in the Territory (other than any oppositions, cancellations, interferences, reissue proceedings or reexaminations, which are addressed in Section 9.8) (a “Product Infringement”), it shall promptly notify the other Party in writing to that effect and the Parties will consult with each other regarding any actions to be taken with respect to such Product Infringement. Each Party shall share with the other Party all Information available to it regarding such alleged Product Infringement.
(b)    Enforcement.
(i)    Molecular Partners shall have the first right, but not the obligation, to bring an appropriate suit or other action against any person or entity engaged in a Product Infringement of the Molecular Partners Platform Patents. Molecular Partners shall keep Allergan regularly informed of the status and progress of such enforcement efforts, shall reasonably consider Allergan’s comments on any such efforts, and shall seek consent of Allergan in any important aspects of such enforcement, including determination of litigation strategy and filing of material papers to the competent court, which consent shall not be unreasonably withheld or delayed. In addition, Molecular Partners shall provide Allergan with drafts of all material papers to be filed with the court and shall in good faith incorporate all reasonable comments thereto by Allergan before filing such papers. Allergan shall provide to Molecular Partners reasonable assistance in such enforcement pursuant to this subsection 9.5(b)(i), at Molecular Partners’ request and expense, including joining such action as a party plaintiff if required by applicable Laws to pursue such action.
(ii)    Molecular Partners shall have a period of ninety (90) days after its receipt or delivery of notice under Section 9.5(a) to elect to so enforce the Molecular Partners Platform Patents in the Field in the Territory (or to settle or otherwise secure the abatement of such Product Infringement). If Molecular Partners fails to commence a suit to enforce the applicable Molecular Partners Platform Patents or to settle or otherwise secure the abatement of such Product Infringement within such period, then Allergan shall have the right, but not the obligation, to commence a suit or take action to enforce such Molecular Partners Platform Patents against such Product Infringement in the Field in the Territory at its own cost and expense. In such event, promptly after the expiration of the applicable ninety (90)-day period, or Molecular Partners’ notice to Allergan that it does not elect to enforce such Molecular Partners Platform Patents, the Parties shall meet to discuss in good faith and determine the strategy for enforcing such Molecular Partners Platform Patents. Allergan shall not take any action with respect to such enforcement that is inconsistent with the strategy agreed by the Parties. Allergan acknowledges and agrees that the Molecular Partners Platform Patents may be licensed to Third Parties who have rights with respect to the enforcement of such Patents, and that Allergan’s rights to conduct any enforcement activities are subject to such rights. In any event, Molecular Partners shall have the right to consult with such Third Party licensees prior to making any decisions with respect to enforcement activities under this Section 9.5(b)(ii). In addition, Allergan shall provide Molecular Partners with drafts of all material papers to be filed with the court and shall incorporate all reasonable comments thereto by Molecular Partners before filing such papers. Molecular Partners shall be entitled to separate representation in such matter by counsel of its own choice and at its own expense.
(iii)    Allergan shall have the first right, but not the obligation, to bring and control an appropriate suit or other action against any person or entity engaged in a Product Infringement of the Molecular Partners Product Patents or Joint Patents, in its own name and entirely under its own direction and control, subject to the following. Allergan shall keep Molecular Partners regularly informed of the status and progress of such enforcement efforts. Allergan shall consult with Molecular Partners and take any Molecular Partners comments into good faith consideration with respect to the infringement, claim construction, or defense of the validity or enforceability of any claim in any Molecular Partners Product Patent or Joint Patent. In addition, Allergan shall provide Molecular Partners with drafts of all material papers to be filed with the court and shall incorporate all reasonable comments thereto by Molecular Partners before filing such papers. Molecular Partners shall provide to Allergan reasonable assistance in such enforcement pursuant to this Section 9.5(b)(iii), at Allergan’s request and expense, including joining such action as a party plaintiff if requested by Allergan or required by applicable Laws to pursue such action. Molecular Partners shall be entitled to separate representation in such matter by counsel of its own choice and at its own expense.
(iv)    If Allergan elects not to settle, or bring any action or proceeding as described in Section 9.5(b)(iii) within ninety (90) days after first notifying Molecular Partners or being notified by Molecular Partners with respect thereto, then at any time during the Term, Molecular Partners may bring such suit or other action against any person or entity engaged in a Product Infringement of the Molecular Partners Product Patents or Joint Patents, in its own name and entirely under its own direction and control, subject to the following. Molecular Partners shall consult with Allergan and take any Allergan comments into good faith consideration with respect to the infringement, claim construction, or defense of the validity or enforceability of any claim in any Molecular Partners Product Patent or Joint Patent. Allergan shall provide to Molecular Partners reasonable assistance in such enforcement pursuant to this Section 9.5(b)(ii), at Molecular Partners’ request and expense, including joining such action as a party plaintiff if requested by Molecular Partners or required by applicable Laws to pursue such action. Allergan shall have the right to participate and be represented in any such suit by its own counsel at its own expense with respect to a Product Infringement. No settlement of any such action or proceeding which restricts the scope, or adversely affects the enforceability, of any Molecular Partners Product Patent or Joint Patent shall be entered into by Molecular Partners without the prior written consent of Allergan, which consent shall not be unreasonably withheld, conditioned, or delayed. Molecular Partners shall not knowingly take any action during such litigation of any Molecular Partners Product Patent or Joint Patent that would materially adversely affect them, without Allergan’s prior written consent, which shall not be unreasonably withheld, delayed, or conditioned.
(v)    Notwithstanding Section 9.5(b)(ii) or (iv), if a Third Party submits an application to the appropriate Regulatory Authority for approval to sell a biological or drug product, and supports the application with any safety, efficacy, or other data that either Party has generated in Developing a Licensed Product, then the following will apply:
(A)    if a Party receives from the Third Party a notice alleging that the Third Party’s manufacture, use, or sale of the biological or drug product does not infringe a Molecular Partners Patent, or that such Patent is invalid or unenforceable (such as a certification under 21 U.S.C. §§ 355(b)(2)(A)(iv) or 355(j)(2)(A)(vii)(IV), 21 C.F.R. §§ 314.94 or 314.95, 42 U.S.C. § 262(l), or under any other law anywhere in the world that by its effect permits a Third Party to support its application for approval with any safety, efficacy, or other data that Allergan generates in Developing a Licensed Product), then the Party receiving the notice will provide it to the other Party via facsimile and overnight courier as soon as practicable and at least within five (5) days after receiving the notice.
(B)    Molecular Partners will have the first right, but not the obligation, to institute and control (where Molecular Partners is a plaintiff) or defend and control (where Molecular Partners is a defendant) an action before any government or private tribunal against the Third Party concerning the infringement, validity, and enforceability of any Molecular Partners Platform Patent and to settle any claims in connection with such Patents. Allergan will have the first right, but not the obligation, to institute and control (where Allergan is a plaintiff) or defend and control (where Allergan is a defendant) an action before any government or private tribunal against the Third Party concerning the infringement, validity, and enforceability of any Molecular Partners Product Patent and to settle any claims in connection with such Patents. If the applicable Party decides not to institute (or defend, as applicable) such action, such Party will give notice to the other Party of its decision within twenty (20) days of the deadline for initiating the action (or, if such Party is defending the action, within twenty (20) days of any deadline required to maintain the action); if such Party consents in writing (such consent not to be unreasonably withheld, conditioned, or delayed), then the other Party may institute (or defend, as applicable) and control such action. Each Party will cooperate fully with the other Party in such actions and will provide reasonable assistance (including making available to such other Party documents possessed by such Party that are reasonably required by such other Party and making available personnel for interviews and testimony) in any actions undertaken in accordance with this Section 9.5(b)(iii). At the controlling Party’s request, the other Party agrees to join any such action, or, in the case of Molecular Partners, to use reasonable efforts to cause any Third Party licensor under any license agreement between Molecular Partners and such Third Party pursuant to which Molecular Partners has obtained rights to any Molecular Partners Technology, including the agreements set forth on Exhibit E, to join any such action, for the purpose of establishing standing. Each Party will have the right to approve any settlement that would adversely affect the Molecular Partners Patents or result in any liability or admission on behalf of such Party, such approval not to be unreasonably withheld, conditioned, or delayed. Any recovery, by settlement or otherwise, realized as a result of such litigation will be allocated in accordance with Section 9.5(d).
(c)    Settlement. Neither Party shall settle any claim, suit or action that it brought under Section 9.5(b) without the prior written consent of the other Party, not to be unreasonably withheld, delayed, or conditioned. Nothing in this Article 9 shall require such other Party to consent to any settlement that is reasonably anticipated by such other Party to have a materially adverse impact upon any Molecular Partners Patents or Joint Patents.
(d)    Expenses and Recoveries. The enforcing Party bringing a claim, suit or action under Section 9.5(b) shall be solely responsible for any expenses incurred by such Party as a result of such claim, suit or action. If such Party recovers monetary damages in such claim, suit or action, such recovery shall first be allocated to the reimbursement of any expenses incurred by the Parties in such litigation (including, for this purpose, a reasonable allocation of expenses of internal counsel). If such recovery is insufficient to cover all such costs and expenses of both Parties, it shall be shared in proportion to the total of such costs and expenses incurred by each Party. If after such reimbursement any funds remain from such damages or other sums recovered, if Allergan brought such suit, such remaining funds shall be included in Net Sales subject to the royalty payment by Allergan to Molecular Partners pursuant to Section 8.4, and if Molecular Partners brought such suit, *** of such funds shall be retained by Molecular Partners and Allergan shall receive *** of such funds.
(e)    Infringement Other Than a Product Infringement. For any and all infringement of any Molecular Partners Patents or Joint Patents other than a Product Infringement, as between the Parties, (i) Molecular Partners shall have the sole and exclusive right to bring an appropriate suit or other action against any person or entity engaged in such other infringement of a Molecular Partners Patent, in its sole discretion, and shall bear all related expenses and retain all related recoveries, and (ii) each Party shall have the right to bring an appropriate suit or other action against any person or entity engaged in such other infringement of a Joint Patent, in its sole discretion, and shall bear all related expenses and retain all related recoveries.
9.6    Patents Licensed From Third Parties. Each Party’s rights under this Article 9 with respect to the prosecution, maintenance and enforcement of any Molecular Partners Patent that is licensed by Molecular Partners from a Third Party shall be subject to the rights of such Third Party to prosecute, maintain and enforce such Patent.
9.7    Infringement of Third Party Rights in the Territory. If any Licensed Product used or sold by Allergan, its Affiliates or sublicensees becomes the subject of a Third Party’s claim or assertion of infringement of a Patent granted by a jurisdiction within the Territory, Allergan shall promptly notify Molecular Partners and the Parties shall agree on and enter into a “common interest agreement” wherein the Parties agree to their shared, mutual interest in the outcome of such potential dispute, and thereafter, the Parties shall promptly meet to consider the claim or assertion and the appropriate course of action. Allergan shall be solely responsible for the defense of any such infringement claims, provided that Allergan shall provide to Molecular Partners the ability to join such action, at Molecular Partners’ request and expense, to pursue such action in which a patent asserted by a Party under this Section 9.7 claims or covers the composition of matter (including the nucleic acid or amino acid sequence), use or sale of the Initial Licensed Compounds or the manufacture of the Licensed Compounds using the process employed by Molecular Partners as of the Effective Date (any such patent, a “Subject Patent”). To the extent directly related to the Subject Patent, Allergan shall keep Molecular Partners regularly informed of the status and progress of any action to the extent involving a Subject Patent, shall reasonably consider Molecular Partners’ comments on any such action with respect to such Subject Patent, and shall seek consent of Molecular Partners in any important aspects of such action with respect to such Subject Patent, including determination of litigation strategy and filing of material papers to the competent court, which consent shall not be unreasonably withheld or delayed. In addition, Allergan shall provide Molecular Partners with drafts of all material papers to be filed with the court to the extent directly related to the Subject Patent and shall in good faith incorporate all reasonable comments thereto by Molecular Partners before filing such papers. In connection with any settlement agreement or court order, made in accordance with the provisions of Section 8.5(b) for a Subject Patent, ***. Allergan shall not settle any claim, suit or action under this Section 9.7 to the extent involving a Subject Patent without the prior written consent of Molecular Partners, not to be unreasonably withheld, delayed, or conditioned.
9.8    Parties’ Patent Rights. If any Molecular Partners Patent or Joint Patent becomes the subject of any proceeding commenced by a Third Party within the Territory in connection with an opposition, reexamination request, action for declaratory judgment, nullity action, interference or other attack upon the validity, title or enforceability thereof (except insofar as such action is a counterclaim to or defense of, or accompanies a defense of, an action for infringement against a Third Party under Section 9.5, in which case the provisions of Section 9.5 shall govern), then Molecular Partners shall control such defense with respect to the Molecular Partners Patents and Allergan shall control such defense with respect to the Joint Patents. The defending Party shall be responsible for all reasonable and documented costs and expenses incurred by such Party under this Section 9.8. The defending Party shall provide to the other Party copies of any papers relating to any such opposition, reexamination request, action for declaratory judgment, nullity action, interference or other attack upon any Molecular Partners Patents or Joint Patents, as applicable, reasonably in advance of their being filed or promptly upon their being received, including draft filings reasonably in advance of their being filed so that the other Party can comment and provide input with respect to such draft filings. The defending Party agrees to discuss in good faith any changes reasonably requested by the other Party to such papers, including draft filings, promptly upon their being received. The defending Party agrees in good faith to implement any reasonable recommended changes toward the objective of optimizing overall patent protection for Licensed Compounds or Licensed Products and DARPin Compounds other than Licensed Compounds in the Field. The defending Party shall permit the other Party to participate in the proceeding for a Molecular Partners Product Patent or Joint Patent, as applicable, to the extent permissible under applicable Laws, and to be represented by its own counsel in such proceeding, at such other Party’s expense. If the defending Party decides that it does not wish to defend against such action, then the other Party shall have a backup right to assume defense of such Third Party action at its own expense. Any awards or amounts received in defending any such Third Party action shall be allocated between the Parties as provided in Section 9.5(d).
9.9    Patent Term Extension. Upon Allergan’s request, with respect to any Molecular Partners Product Patent specified by Allergan, Molecular Partners shall seek a patent term extension (including any pediatric exclusivity extensions as may be available) or supplemental protection certificates or their equivalents in any country with respect to such Molecular Partners Patents, as applicable. In the event Allergan desires to seek any of the foregoing extensions for any Molecular Partners Platform Patent, then the Parties shall meet and discuss such request in good faith and Molecular Partners will not unreasonably withhold consent to such extension, provided that it shall not be unreasonable for Molecular Partners to withhold its consent if such extension would materially adversely effect such Molecular Partners Platform Patent. For clarity, if elections with respect to obtaining such patent term extensions are to be made, Allergan shall have the right to elect to specify the Molecular Partners Patent for which patent term extension or supplemental protection will be sought. Molecular Partners shall not have the right to seek any patent term extension or supplemental protection for any Molecular Partners Product Patent without the prior written consent of Allergan; provided that Allergan will not withhold such consent primarily for the purpose of limiting the Royalty Term.
9.10    Regulatory Data Protection. To the extent required by or permitted by Law, Allergan will, at its sole discretion, decide whether to list with the applicable Regulatory Authorities during the Term any applicable Molecular Partners Product Patents covering any Licensed Product that Allergan intends to, or has begun to Commercialize, and that has become the subject of a Regulatory Approval Application submitted to FDA. In the event Allergan desires to include in such listing any Molecular Partners Platform Patent, then the Parties shall meet and discuss such request in good faith and Molecular Partners will not unreasonably withhold consent to such listing, provided that it shall not be unreasonable for Molecular Partners to withhold its consent if such extension would materially adversely effect such Molecular Partners Platform Patent. Such listings may include all so called “Orange Book” listings required under the Hatch-Waxman Act or listing of Patents as provided in the patent dispute resolution procedures of the Biologics Price Competition and Innovation Act of 2009 or under 42 U.S.C. § 262(l) or similar provisions in the Territory during the Term. Prior to such decision on listings, the Parties will meet to evaluate and identify all applicable Patents to be listed and Allergan shall reasonably incorporate and address suggestions provided by Molecular Partners as to the listing or non-listing of any applicable Patents.
9.11    Trademarks and Domain Names.
(a)    Allergan shall be responsible for the selection, registration and maintenance of all Trademarks which it employs in connection with the Commercialization of any Licensed Product under this Agreement (“Licensed Product Marks”). Allergan shall own and control such Licensed Product Marks and pay all relevant costs relating thereto. Allergan shall have the right to brand the Licensed Products in the Territory using Licensed Product Marks it determines appropriate for the Licensed Products, which may vary by country or within a country, provided that Allergan shall not, and shall ensure that its Affiliates and Sublicensees will not, (a) make any use of the Trademarks or house marks of Molecular Partners (including Molecular Partners’ corporate name) or any trademark confusingly similar thereto, or (b) include any Allergan Trademarks or house marks in the Licensed Product Marks. Allergan shall own all rights in the Licensed Product Marks and shall register and maintain, at its own cost and expense, the Licensed Product Marks in the countries and regions in the Territory that it determines reasonably necessary.
(b)    Molecular Partners recognizes the exclusive ownership by Allergan of all Licensed Product Marks. Molecular Partners shall not, either while this Agreement is in effect, or at any time thereafter, register, use or challenge or assist others to challenge the Licensed Product Marks. Molecular Partners shall not attempt to obtain any right in or to any name, logotype, trademark or trade dress confusingly similar for the marketing, sale or distribution of any goods or products, notwithstanding whether such goods or products have a different use or are dissimilar to the Licensed Products.
(c)    Only Allergan will be authorized to initiate at its own discretion legal proceedings against any infringement or threatened infringement of any Trademarks.
(d)    Allergan shall be responsible for the registration, hosting, maintenance and defense of any Domain Name. Allergan may at its sole and absolute discretion register in its own name or in name of others, host on its own servers or on Third Party servers, maintain and defend such Domain Names and use them for websites.
ARTICLE 10
REPRESENTATIONS AND WARRANTIES; COVENANTS; DISCLAIMERS
10.1    Mutual Representations and Warranties. Each Party hereby represents and warrants to the other Party as follows:
(a)    as of the Effective Date, it is a company or corporation duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is organized or incorporated; and
(b)    as of the Effective Date, (i) it has the corporate power and authority and the legal right to enter into this Agreement and perform its obligations hereunder; (ii) it has taken all necessary corporate action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder; and (iii) this Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, and binding obligation of such Party that is enforceable against it in accordance with its terms.
10.2    Additional Representations and Warranties of Molecular Partners. Molecular Partners represents and warrants to Allergan, as of the Effective Date, as follows:
(a)    Molecular Partners has (i) the right under the Molecular Partners Technology to grant the licenses to Allergan as purported to be granted pursuant to this

Agreement, (ii) sufficient legal or beneficial title in the Molecular Partners Technology to grant the licenses to Allergan as purported to be granted pursuant to this Agreement, and (iii) not granted any right or license to any Third Party under the Molecular Partners Technology that would conflict or interfere with any of the rights or licenses granted to Allergan hereunder;
(b)    Molecular Partners owns all right, title, and interest in the Molecular Partners Patents set forth on Exhibit F, and Molecular Partners has licensed rights to the Molecular Partners Patents set forth on Exhibit G pursuant to the corresponding agreements set forth on Exhibit G sufficient to grant the rights purported to be granted to Allergan under this Agreement, and all Patents owned or otherwise Controlled by Molecular Partners that cover or claim the Initial Licensed Compounds are set forth on Exhibits F and G;
(c)    ***, (i) Molecular Partners has not received any written notice from any Third Party asserting or alleging that any research, Development, Manufacturing, or Commercialization of the Licensed Compounds or Licensed Products or practice of the Molecular Partners Technology prior to the Effective Date has infringed or misappropriated the intellectual property rights of such Third Party, (ii) to the Knowledge (as defined in Section 10.6) of Molecular Partners, the manufacture, use, offer for sale, sale or importation of Licensed Compounds or Licensed Products in the Territory, including Development, Manufacture, or Commercialization of Licensed Compounds or Licensed Products, has not infringed any Patent of any Third Party or misappropriated any technology of any Third Party, (iii) to the Knowledge of Molecular Partners based on facts in existence as of the Effective Date, the manufacture, use, offer for sale, sale or importation of the Initial Licensed Compounds in the Territory, as contemplated by this Agreement or described in the Exhibits, including the Initial Development Plan, will not infringe any Patent of any Third Party or misappropriate any technology of any Third Party, and (iv) there are no pending, and to the Knowledge of Molecular Partners no threatened, adverse actions, suits, arbitrations, litigations, or proceedings of any nature, civil, criminal, regulatory or otherwise, in law or in equity, against Molecular Partners or any of its Affiliates involving the Molecular Partners Technology, the Licensed Compounds or the Licensed Product or the Agreements set forth on Exhibit G, including any that alleges that Molecular Partners’ activities conducted prior to the Effective Date with respect to Licensed Compounds or Licensed Products or practice of the Molecular Partners Technology has infringed or misappropriated any intellectual property rights of any Third Party;
(d)    no lien, encumbrance, or security interest (including in connection with any indebtedness) exists as of the Effective Date in the Molecular Partners Patents in favor of any creditor;
(e)    (i) all agreements between Molecular Partners and any Third Party as of the Effective Date under which Molecular Partners receives a license under any intellectual property rights relating to the Molecular Partners Technology covering Licensed Products Licensed Compounds are listed in Exhibit E, (ii) all agreements between Molecular Partners and any Third Party as of the Effective Date covering the performance of any Clinical Trials or the Manufacture of Licensed Products or Licensed Compounds are listed on Exhibit C and D, respectively, (iii) such agreements were made available to Allergan by Molecular Partners, and were true, accurate and complete copies of such agreements, and have not been modified, supplemented or amended since the date they were made available to Allergan; (iv) each of such agreements is in full force and effect as of the Effective Date; and (v) as of the Effective Date, Molecular Partners is not in material breach of any such agreements, and, to its Knowledge, no other party to any such agreements is in material breach thereof, in each respect in, any manner that would give such other party the right to terminate such agreements;
(f)    no oral or written communications have been received by Molecular Partners from any Third Parties as of the Effective Date that allege, and there is no pending litigation as of the Effective Date that alleges, either that any Molecular Partners Patent is, or for any patent application included in the Molecular Partners Patents, if issued, would be, invalid or unenforceable, and, to the Knowledge of Molecular Partners, no Third Party (i) is infringing any Molecular Partners Patents or has misappropriated any Molecular Partners Know-How or (ii) has challenged the ownership, scope, duration, validity, enforceability, priority or right to use any Molecular Partners Patents (including, by way of example, through the institution of or written threat of institution of interference, reexamination, protest, opposition, nullity or similar invalidity proceeding before the U.S. Patent and Trademark Office or any analogous foreign entity) or any Molecular Partners Know-How;
(g)    each of the issued Patents, and any currently pending Patent application or Patent application from which any such Patent has issued, in each case within the Molecular Partners Patents that is owned by Molecular Partners, (i) has been prosecuted in compliance with all applicable rules, policies, and procedures of the U.S. Patent and Trademark Office in all material respects, and (ii) is subsisting;
(h)    *** all Third Party issued Patents identified as material by counsel to Molecular Partners in any freedom to operate or patentability searches or opinions relating to the Molecular Partners Technology or Initial Licensed Compounds in the Territory;
(i)    all of Molecular Partners’ employees and officers involved in development of the Molecular Partners Technology, Licensed Compounds, or Licensed Products have been obligated to assign to Molecular Partners all inventions claimed in such Molecular Partners Patents and to maintain as confidential the Confidential Information of Molecular Partners;
(j)    as of the Effective Date, all inventors of any inventions included within the Molecular Partners Patents owned by Molecular Partners have assigned their entire right, title, and interest in and to such inventions and the corresponding Patents to Molecular Partners and have been listed in the Molecular Partners Patents as inventors;
(k)    to the Knowledge of Molecular Partners, prior to the Effective Date, any and all Initial Licensed Compounds have been developed, manufactured, stored, labeled, distributed and tested by Molecular Partners, its Affiliates and any Third Parties acting on behalf of Molecular Partners, in compliance in all material respects with all applicable Laws;
(l)    Molecular Partners has made available to Allergan a true, accurate and complete copy of the Existing IND, as updated as of the Effective Date;

(m)    Molecular Partners has made available to Allergan all material written correspondence exchanged between Molecular Partners and any Regulatory Authority prior to the Effective Date regarding Licensed Compounds or Licensed Products in the Territory;
(n)    as of the Effective Date, neither Molecular Partners, nor any of its employees, officers, subcontractors, or consultants who have rendered or will render services relating to the Licensed Compounds or Licensed Products, has ever been debarred or is subject or debarment or convicted of a crime for which an entity or person could be debarred (including by the FDA under 21 U.S.C. § 335a (or subject to a similar sanction of any other Governmental Authority)); and
(o)    neither the execution and delivery of this Agreement nor the performance hereof by Molecular Partners requires Molecular Partners to obtain any permits, authorizations or consents from any Governmental Authority or from any other person, firm or corporation, and such execution, delivery and performance will not result in the breach of or give rise to any right of termination, rescission, renegotiation or acceleration under, or trigger any other rights under, any agreement or contract to which Molecular Partners is a party or to which it may be subject that relates to the Molecular Partners Technology, Licensed Compounds, or Licensed Products.
10.3    Mutual Covenants.
(a)    No Debarment. In the course of the Development of the Licensed Product, each Party shall not use any employee or consultant who has ever been debarred or is the subject of debarment or convicted of a crime for which an entity or person could be debarred (including by the FDA under 21 U.S.C. § 335a (or subject to a similar sanction of any other Governmental Authority)). Each Party shall notify the other Party promptly upon becoming aware that any of its employees or consultants has been debarred or is the subject of debarment proceedings by any Regulatory Authority.
(b)    Compliance. Except as provided in Section 7.4 with respect to Molecular Partner’s obligations with respect to the Manufacture of Licensed Compound, each Party and its Affiliates shall comply in all material respects with all applicable Laws in the Development, Manufacture, and Commercialization of Licensed Products performed under this Agreement, including the statutes, regulations and written directives of the FDA, the EMA and any Regulatory Authority having jurisdiction in the Territory, the FD&C Act, the Prescription Drug Marketing Act, the Federal Health Care Programs Anti-Kickback Law, 42 U.S.C. § 1320a-7b(b), the statutes, regulations and written directives of Medicare, Medicaid and all other health care programs, as defined in 42 U.S.C. § 1320a-7b(f), and the Foreign Corrupt Practices Act of 1977, each as may be amended from time to time.
10.4    Additional Covenants.
(a)    Molecular Partners represents and warrants to Allergan that all of Molecular Partners’ employees and officers involved in development of the Molecular Partners Technology, Licensed Compounds, or Licensed Products shall be obligated to assign to Molecular Partners all inventions relating to such Molecular Partners Technology, Licensed

Compounds, or Licensed Products and to maintain as confidential the Confidential Information of Molecular Partners;
(b)    Allergan represents and warrants to Molecular Partners that all of Allergan’s employees and officers involved in development of the Licensed Compounds or Licensed Products shall be obligated to assign to Allergan all inventions relating to such Licensed Compounds or Licensed Products and to maintain as confidential the Confidential Information of Allergan;
(c)    Molecular Partners represents and warrants to Allergan that Molecular Partners shall not sell, assign, or otherwise transfer to any person (other than any Affiliate of Molecular Partners) any Molecular Partners Patent Rights (or agree to do any of the foregoing) in any manner that would be inconsistent with the rights and licenses granted to Allergan under this Agreement, except to the extent permitted by, and in compliance with, Section 15.6; and
(d)    Molecular Partners represents and warrants to Allergan that Molecular Partners shall not grant to any Third Party any right or license under the Molecular Partners Technology that is within the scope of licenses granted to Allergan under Section 2.1 or would breach Section 2.6.
10.5    Disclaimer. Allergan understands that the Licensed Compounds or Licensed Products are the subject of ongoing clinical research and development and that Molecular Partners cannot assure the safety or usefulness of any Licensed Compound or Licensed Product. In addition, Molecular Partners makes no warranties except as set forth in this Article 10 concerning the Molecular Partners Technology. EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, WHETHER EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, OR NON-MISAPPROPRIATION OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS, ARE MADE OR GIVEN BY OR ON BEHALF OF A PARTY, AND ALL REPRESENTATIONS AND WARRANTIES, WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE, ARE HEREBY EXPRESSLY EXCLUDED.
10.6    Knowledge Standard. “Knowledge” means, as applied to a Party in this Article 10, the actual knowledge of a Party’s executive officers or personnel with primary responsibility for the applicable subject matter exercising reasonably diligent inquiry.
ARTICLE 11
INDEMNIFICATION
11.1    Indemnification by Molecular Partners. Molecular Partners shall defend, indemnify, and hold Allergan and its Affiliates and their respective officers, directors, employees, and agents (the “Allergan Indemnitees”) harmless from and against any and all Third Party claims, suits, proceedings, damages, expenses (including court costs and reasonable attorneys’ fees and expenses) and recoveries (collectively, “Claims”) to the extent that such

Claims arise out of, are based on, or result from (a) the performance of its activities under the Handover Plan, (b) the Development, Manufacture, or Commercialization of Terminated Products by Molecular Partners, its Affiliates or licensees, including Claims based upon product liability, (c) development, manufacture, or commercialization by Molecular Partners, its Affiliates or licensees (other than Allergan, its Affiliates or Sublicensees) of products (other than Licensed Products) to the extent such Claim is based on the use of the Molecular Partners Technology (excluding in all cases Claims covered by the scope of 11.2), (d) the breach of any of Molecular Partners’ obligations under this Agreement, including Molecular Partners’ representations, warranties, and covenants set forth herein, or (e) the willful misconduct or negligent acts of Molecular Partners, its Affiliates, or the officers, directors, employees, or agents of Molecular Partners or its Affiliates. The foregoing indemnity obligation shall not apply to the extent that (i) the Allergan Indemnitees fail to comply with the indemnification procedures set forth in Section 11.3 and Molecular Partners’ defense of the relevant Claims is prejudiced by such failure, or (ii) any Claim arises from, is based on, or results from any activity set forth in Section 11.2(b) or 11.2(c) for which Allergan is obligated to indemnify the Molecular Partners Indemnitees under Section 11.2.
11.2    Indemnification by Allergan. Allergan shall defend, indemnify, and hold Molecular Partners and its Affiliates and their respective officers, directors, employees, and agents (the “Molecular Partners Indemnitees”) harmless from and against any and all Claims to the extent that such Claims arise out of, are based on, or result from (a) the Development, Manufacture or Commercialization of Licensed Compounds or Licensed Products by or on behalf of Allergan or its Affiliates or Sublicensees, including Claims based upon product liability and patent infringement (excluding any amounts for which Molecular Partners is responsible under Section 9.7 with respect to Claims relating to Subject Patents), or (b) the breach of any of Allergan’s obligations under this Agreement, including Allergan’s representations, warranties, and covenants set forth herein, or (c) the willful misconduct or negligent acts of Allergan, its Affiliates, or its Sublicensees or the officers, directors, employees, or agents of Allergan, its Affiliates or its Sublicensees. The foregoing indemnity obligation shall not apply to the extent that (i) the Molecular Partners Indemnitees fail to comply with the indemnification procedures set forth in Section 11.3 and Allergan’s defense of the relevant Claims is prejudiced by such failure, or (ii) any Claim arises from, is based on, or results from any activity set forth in Section 11.1(a) or 11.1(b) for which Molecular Partners is obligated to indemnify the Allergan Indemnitees under Section 11.1.
11.3    Indemnification Procedures. The Party claiming indemnity under this Article 11 (the “Indemnified Party”) shall give written notice to the Party from whom indemnity is being sought (the “Indemnifying Party”) promptly after learning of such Claim. The Indemnified Party shall provide the Indemnifying Party with reasonable assistance, at the Indemnifying Party’s expense, in connection with the defense of the Claim for which indemnity is being sought. The Indemnified Party may participate in and monitor such defense with counsel of its own choosing at its sole expense; provided, however, the Indemnifying Party shall have the right to assume and conduct the defense of the Claim with counsel of its choice. The Indemnifying Party shall not settle any Claim without the prior written consent of the Indemnified Party, not to be unreasonably withheld. So long as the Indemnifying Party is actively defending the Claim in good faith, the Indemnified Party shall not settle or compromise any such Claim without the prior written consent of the Indemnifying Party. If the Indemnifying Party does not assume and conduct the defense of the Claim as provided above, (a) the Indemnified Party may defend against, consent to the entry of any judgment, or enter into any settlement with respect to such Claim in any manner the Indemnified Party may deem reasonably appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), and (b) the Indemnifying Party shall remain responsible to indemnify the Indemnified Party as provided in this Article 11.
11.4    Limitation of Liability. NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, OR INDIRECT DAMAGES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES.
NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 11.4 IS INTENDED TO OR SHALL LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF ANY PARTY UNDER SECTION 11.1 OR 11.2, OR DAMAGES AVAILABLE FOR A PARTY’S BREACH OF CONFIDENTIALITY OBLIGATIONS IN ARTICLE 12.
11.5    Insurance. Each Party shall procure and maintain insurance, including Commercial General Liability having product/completed operations coverage adequate to cover its obligations hereunder and consistent with normal business practices of prudent companies similarly situated at all times during which any Licensed Product is being clinically tested in human subjects or commercially distributed or sold by such Party and for a five (5) year period thereafter; provided that the foregoing obligation with respect to clinical activities shall apply to Molecular Partners with respect to any Clinical Trial conducted by Molecular Partners. It is understood that such insurance shall not be construed to create a limit of either Party’s liability with respect to its indemnification obligations under this Article 11. Each Party shall provide the other Party with written evidence of such insurance upon request. Each Party shall provide the other Party with written notice at least thirty (30) days prior to the cancellation, non renewal or material change in such insurance.
ARTICLE 12
CONFIDENTIALITY
12.1    Confidentiality. Each Party agrees that, during the Term and for a period of *** thereafter, it shall keep confidential and shall not publish or otherwise disclose and shall not use for any purpose other than as provided for in this Agreement (which includes the exercise of any rights or the performance of any obligations hereunder) any Confidential Information furnished to it by the other Party pursuant to this Agreement, except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the Parties. The foregoing confidentiality and non-use obligations shall not apply to any portion of the other Party’s Confidential Information that the receiving Party can demonstrate by competent written proof:
(a)    was already known to the receiving Party or its Affiliate, other than under an obligation of confidentiality, at the time of disclosure by the other Party;
(b)    was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;
(c)    became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party in breach of this Agreement;
(d)    was disclosed to the receiving Party or its Affiliate on a non-confidential basis by a Third Party who has a legal right to make such disclosure and who did not obtain such information directly or indirectly from the other Party; or
(e)    was independently discovered or developed by the receiving Party or its Affiliate without access to or aid, application or use of the other Party’s Confidential Information, as evidenced by a contemporaneous writing.
Notwithstanding the definition of “Confidential Information” in Article 1, all Information generated in connection with Development activities under this Agreement, whether generated by one or both Parties, shall be deemed to be Confidential Information of Allergan and Allergan shall be deemed to be the disclosing Party with respect to such Confidential Information. In addition, the exceptions set forth in subsections (a) and (e) shall not apply to Information generated during or resulting from the Development activities, which Information shall be deemed Confidential Information regardless of whether such Information satisfies the criteria set forth in one or both subsections.
12.2    Authorized Disclosure. Notwithstanding the obligations set forth in Section 12.1, a Party may disclose the other Party’s Confidential Information and the terms of this Agreement to the extent:
(a)    such disclosure is reasonably necessary (i) to comply with the requirements of Regulatory Authorities with respect to obtaining and maintaining Regulatory Approval of a Licensed Product; or (ii) for prosecuting or defending litigation as contemplated by this Agreement;
(b)    such disclosure is reasonably necessary to its employees, agents, consultants, contractors, licensees or sublicensees on a need-to-know basis for the sole purpose of performing its obligations or exercising its rights under this Agreement; provided that in each case, the disclosees are bound by written obligations of confidentiality and non-use consistent with those contained in this Agreement;

(c)    such disclosure is reasonably necessary to any bona fide potential or actual investor, acquiror, merger partner, licensee, sublicensee, or other financial or commercial partner for the sole purpose of evaluating an actual or potential investment, acquisition or other business relationship; provided that in connection with such disclosure, such Party shall use all reasonable efforts to inform each disclosee of the confidential nature of such Confidential Information and, in each case, the disclosees are bound by written obligations of confidentiality and non-use consistent with those contained in this Agreement; or
(d)    such disclosure is reasonably necessary to comply with applicable Laws, including regulations promulgated by applicable security exchanges, court order, administrative subpoena or order.
Notwithstanding the foregoing, in the event a Party is required to make a disclosure of the other Party’s Confidential Information pursuant to Section 12.2(a) or 12.2(d), such Party shall promptly notify the other Party of such required disclosure and shall use reasonable efforts to obtain, or to assist the other Party in obtaining, a protective order preventing or limiting the required disclosure.
12.3    Technical Publication. Neither Party may publish peer reviewed manuscripts, or give other forms of public disclosure such as abstracts and presentations, of results of studies carried out under this Agreement, without the opportunity for prior review by the other Party, and subject to this Section 12.3, below, except to the extent required by applicable Laws. No publication shall include the other Party’s Confidential Information without the prior written consent of such other Party. A Party seeking publication shall provide the other Party the opportunity to review and comment on any proposed publication that relates to a Licensed Compound or Licensed Product at least thirty (30) days prior to its intended submission for publication. The other Party shall provide the Party seeking publication with its comments in writing, if any, within thirty (30) days after receipt of such proposed publication. The Party seeking publication shall consider in good faith any comments thereto provided by the other Party and shall comply with the other Party’s request to remove any and all of such other Party’s Confidential Information from the proposed publication. In addition, the Party seeking publication shall delay the submission for a period up to sixty (60) days in the event that the other Party can demonstrate reasonable need for such delay, including the preparation and filing of a patent application. If the other Party fails to provide its comments to the Party seeking publication within such thirty (30)-day period, such other Party shall be deemed not to have any comments, and the Party seeking publication shall be free to publish in accordance with this Section 12.3 after the thirty (30)-day period has elapsed; provided that such publication does not include Confidential Information of the other Party. The Party seeking publication shall provide the other Party a copy of the manuscript at the time of the submission. Each Party agrees to acknowledge the contributions of the other Party and its employees in all publications as scientifically appropriate.

12.4    Publicity; Terms of this Agreement.
(a)    The Parties agree that the material terms of this Agreement are the Confidential Information of both Parties, subject to the special authorized disclosure provisions set forth in this Section 12.4.
(b)    The Parties shall make a joint public announcement of the execution of this Agreement in the form attached as Exhibit H, which shall be issued on or promptly after the Effective Date.
(c)    After release of such press release, if either Party desires to make a public announcement concerning the material terms of this Agreement, such Party shall give reasonable prior advance notice of the proposed text of such announcement to the other Party for its prior review and approval (except as otherwise provided herein). A Party commenting on such a proposed press release shall provide its comments, if any, within three (3) Business Days after receiving the press release for review. Notwithstanding the foregoing, a Party shall have the right to make a public announcement or press release announcing the achievement of each Regulatory Approval development milestone event set forth in Section 8.2 (excluding, for clarity, the Initiation of Phase 3 Clinical Trial milestones for any Indication) as it is achieved, and the achievement of other Regulatory Approvals in the Territory as they occur either (i) with the consent of the other Party (not to be unreasonably withheld); (ii) where required by applicable Laws or regulations promulgated by an applicable security exchange; or (iii) as permitted under Section 12.2. Except as provided in this subsection (c) or permitted under Section 12.2, no press release shall include the other Party’s Confidential Information without the prior written consent of such other Party. In relation to the other Party’s review of such an announcement, such other Party may make specific, reasonable comments on such proposed press release within the prescribed time for commentary. Neither Party shall be required to seek the permission of the other Party to repeat any information regarding the terms of this Agreement that has already been publicly disclosed by such Party, or by the other Party, in accordance with this Section 12.4, provided such information remains accurate as of such time.
(d)    The Parties acknowledge that either or both Parties may be obligated to file a copy of this Agreement and summaries of the terms hereof with the U.S. Securities and Exchange Commission or other Governmental Authority as reasonably required to comply with applicable Laws or the rules of a nationally-recognized securities exchange. Each Party shall be entitled to make such filings, provided that it requests confidential treatment of the commercial terms and sensitive technical terms hereof and thereof to the extent such confidential treatment is reasonably available to such Party; provided that the foregoing obligation to request confidential treatment shall not apply with respect to any disclosure of this Agreement by either Party to the U.S. Internal Revenue Service or similar Governmental Authority outside the U.S. In the event of any such filing, each Party will provide the other Party with a copy of this Agreement and related filings marked to show provisions for which such Party intends to seek confidential treatment and shall reasonably consider and incorporate the other Party’s comments thereon to the extent consistent with the legal requirements and the rules of any nationally recognized securities exchange, with respect to the filing Party, governing disclosure of material agreements and material information to be publicly filed.
12.5    Equitable Relief. Each Party acknowledges that its breach of this Article 12 may cause irreparable harm to the other Party, which cannot be reasonably or adequately compensated in damages in an action at law. By reasons thereof, each Party agrees that the other Party shall be entitled, in addition to any other remedies it may have under this Agreement or otherwise, to seek preliminary and permanent injunctive and other equitable relief to prevent or curtail any actual or threatened breach of the obligations relating to Confidential Information set forth in this Article 12 by the other Party.
ARTICLE 13
TERM AND TERMINATION
13.1    Term. This Agreement shall become effective on the Effective Date and, unless earlier terminated pursuant to this Article 13, shall remain in effect on a Licensed Product-by- Licensed Product and country-by-country basis, until the expiration of the Royalty Term for such Licensed Product in such country (the “Term”). Upon the expiration of the Royalty Term for a Licensed Product in a particular country, the licenses granted by Molecular Partners to Allergan under Section 2.1 with respect to such Licensed Product and such country shall become fully paid-up, sublicenseable, irrevocable, and perpetual.
13.2    Termination by Allergan for Convenience. Allergan may terminate this Agreement in its entirety for any reason (a) upon at least ninety (90) days prior written notice to Molecular Partners if such notice is delivered prior to the First Commercial Sale of a Licensed Product anywhere in the Territory, or (b) upon at least one hundred eighty (180) days prior written notice to Molecular Partners if such notice is delivered after the First Commercial Sale of a Licensed Product anywhere in the Territory. In the event of any significant adverse clinical events or the termination of a Clinical Trial for safety reasons and Allergan terminates this Agreement under this Section 13.2, the foregoing notice periods shall be reduced to forty-five (45) days and ninety (90) days, respectively.
13.3    Termination for Breach. Each Party (the “Non-Breaching Party”) shall have the right, without prejudice to any other remedies available to it at law or in equity, to terminate this Agreement in its entirety upon written notice to the other Party if the other Party materially breaches its obligations under this Agreement and, after receiving written notice identifying such material breach in reasonable detail, fails to cure such material breach, or if such material breach is not susceptible to cure within the Cure Period, fails to deliver to the Non-Breaching Party a written plan that is reasonably calculated to resolve such material breach, within ninety (90) days from the date of such notice (or within thirty (30) days from the date of such notice in the event such material breach is solely based on the breaching Party’s failure to pay any undisputed amounts due hereunder) (the “Cure Period”). If the Parties reasonably and in good faith disagree as to whether there has been a material breach, the Party that disputes that there has been a material breach may contest the allegation in accordance with Article 14. It is understood and acknowledged that, during the pendency of such a Dispute, the Cure Period shall be extended by the period of time of such pendency, all of the terms and conditions of this Agreement shall remain in effect, and the Parties shall continue to perform all of their respective obligations under this Agreement. If in connection with such Dispute brought under Article 14, an arbitrator determines that Allergan has materially breached its obligations under Section 4.2 or 6.2 or asserts a patent challenge pursuant to Section 13.4 that is not permitted under Section 13.4, then this Agreement shall terminate and the consequences of Section 13.5 shall apply. In the case of material breach of this Agreement by Allergan other that covered by the foregoing sentence, then the arbitrator may terminate this Agreement if Molecular Partners does not have a reasonable remedy for all damages resulting from such material breach or the character, frequency, nature and extent of such breach (including the culpability of the Parties) supports termination of this Agreement as an appropriate remedy. Nothing in this Section 13.3 shall limit a Party’s ability to seek remedies available under this Agreement in law or equity.
13.4    Termination by Molecular Partners for Patent Challenge. Molecular Partners may terminate this Agreement in its entirety immediately upon written notice to Allergan if Allergan or its Affiliates or Sublicensees (directly or indirectly, individually or in association with any other person or entity) challenges the validity, enforceability or scope of any Molecular Partners Patent anywhere in the world. Notwithstanding the foregoing, in the event that Molecular Partners (directly or indirectly) first initiates or participates in a legal proceeding against Allergan, its Affiliates or Sublicensees in which the Patents within the Molecular Partners Patents are asserted against Allergan, its Affiliates or Sublicensees, then Allergan its Affiliates or Sublicensees, as applicable, shall have the right to participate in such actions including by challenging the validity, enforceability or scope of any Molecular Partners Patent, and no such challenge by Allergan, its Affiliates or Sublicensees shall give Molecular Partners the right to terminate this Agreement under this Section 13.4.
13.5    Consequences of Termination.
(a)    Upon any termination of this Agreement, except as otherwise set forth in Section 13.6, all licenses and rights granted by either Party under this Agreement shall terminate.
(b)    Upon termination of this Agreement by Allergan pursuant to Section 13.2, or by Molecular Partners pursuant to Section 13.3 in the event an arbitrator determines pursuant to Section 13.3 that Allergan has materially breached its obligations under Section 4.2 or 6.2 or asserts a patent challenge pursuant to Section 13.4 that is not permitted under Section 13.4, except to the extent Allergan has sublicensed rights with respect to a Terminated Product to a Sublicensee pursuant to Section 2.3:
(i)    to the extent permitted by applicable Laws, Allergan shall transfer and assign to Molecular Partners all Regulatory Materials (including all Information and clinical data referenced therein or generated under this Agreement) and Regulatory Approvals for Licensed Compounds and Licensed Products Controlled by Allergan and shall treat the foregoing as “Confidential Information” of Molecular Partners (and not of Allergan) under Article 12; provided that Allergan will be allowed to retain a copy of any such Regulatory Materials that a Regulatory Authority requires Allergan to retain under applicable Laws;

(ii)    Allergan hereby grants to Molecular Partners, effective upon such termination, ***, license *** under (A) all Patents Controlled by Allergan and Licensed Product Marks (excluding, for clarity, any Trademarks that include, in whole or part, any corporate name or logo of Allergan) in each case solely to the extent claiming or covering for the continued clinical development, Manufacture or Commercialization of the applicable Terminated Products, (B) all Information (including Inventions) Controlled by Allergan solely to the extent reasonably necessary for the continued clinical development, Manufacture or Commercialization of the applicable Terminated Products, and (C) any Joint Patents, solely to make, sell, offer for sale, and import such Terminated Products; provided that Molecular Partners shall be responsible for any payments to Third Parties for any Patent or Information owned by such Third Party and licensed to Molecular Partners from Allergan under this subsection (ii) to the extent such payments result from Molecular Partner’s development, manufacture or commercialization of such Terminated Products. Notwithstanding anything to the contrary in this Agreement, the foregoing license shall not extend to any modification of a Terminated Product;
(iii)    Allergan shall use reasonable efforts to transfer the then-current Manufacturing process for the Terminated Products, including using reasonable efforts to transfer any applicable Third Party agreements covering such Manufacture, to Molecular Partners or its designee (which will be designated as soon as reasonably practical but in no event later than *** following the effective date of the termination of this Agreement). Molecular Partners shall have the right to use such Manufacturing process solely for the purpose of Manufacturing such Terminated Product. Such assistance shall be provided at Allergan’s then current FTE rates, subject to a pre-approved budget therefor. At Molecular Partners’ request, Allergan shall use reasonable efforts to supply, or cause to be supplied, to Molecular Partners sufficient quantities of Terminated Products to satisfy Molecular Partners’ and its sublicensees’ requirements for Terminated Products for a period of the earlier of ***; provided that Molecular Partners shall use reasonable efforts to be able to Manufacture Terminated Products as promptly as practicable. Any such supply will be made pursuant to a mutually acceptable supply agreement between the Parties that provides for supply at a price equal to *** of Allergan’s fully-burdened cost to manufacture Terminated Products;
(iv)    Allergan shall provide such assistance, at Allergan’s then current FTE rates, subject to a pre-approved budget therefor, as may be reasonably necessary or useful for Molecular Partners to continue Developing or Commercializing Terminated Products, to the extent Allergan is then performing or having performed such activities, including assigning or amending as appropriate, upon request of Molecular Partners, any agreements or arrangements with Third Party vendors to Develop or Commercialize Terminated Products. To the extent that any such contract between Allergan and a Third Party is not assignable to Molecular Partners, Allergan shall reasonably cooperate with Molecular Partners to arrange to continue to provide such services for a reasonable time after termination, at Molecular Partner’s cost;
(v)    Allergan shall, at the request of Molecular Partners, either transfer to Molecular Partners the management and continued performance of all Clinical Trials for Terminated Products ongoing or terminate one or more of such Clinical Trials. Notwithstanding, Allergan may perform any Clinical Trial requested to be terminated by Molecular Partners (for clarity, including following the effective date of termination of this Agreement) that may not be terminated under applicable Law or ethical clinical practices;
(vi)    Allergan shall pay Molecular Partners any and all payments that have accrued prior to the effective date of such termination;
(vii)    Allergan shall continue to perform all obligations under this Agreement with respect to the Development, Manufacture and Commercialization of Licensed Products until the effective date of termination and shall not modify in any material respects such activities from past practices during such period; and
(viii)    Solely in the case of any termination of this Agreement by Allergan for convenience under Section 13.2, in consideration for the rights granted and the Information and items provided to Molecular Partners under Section 13.5(a), Molecular Partners will pay Allergan a royalty on post-termination Net Sales of Terminated Products. The royalty rate will be based upon the effective date of termination as follows: ***. The determination of royalties shall be determined using the definition of Net Sales applied mutatis mutandis to sales by Molecular Partners, its Affiliates and sublicensees and the terms of such royalty (including the Royalty Term and any deductions thereto) shall be as set forth in Section 8.4 (except for subsection (a)), 8.7, 8.8, and 8.9 as applied mutatis mutandis to Molecular Partners its Affiliates and sublicensees.
13.6    Survival. Termination or expiration of this Agreement shall not affect any rights or obligations of the Parties under this Agreement that have accrued prior to the date of termination or expiration. Notwithstanding anything to the contrary, the following provisions shall survive any expiration or termination of this Agreement: Articles 1, 11, 12 (for the period set forth in Section 12.1), 14, and 15 and Sections 2.1(b), 2.4, 2.5, 4.7(f), 8.4 (except for subsection (a)), 8.7, 8.8, and 8.9 (each such listed section in Article 8 to the extent applicable to payments (a) accrued prior to the effective date of such termination or expiration and payable by Allergan under Article 8 or (b) payable under Section 13.5(b)(viii), as applicable), 9.1, 9.3, 9.4(b), 10.5, 13.5 (as applicable), 13.6, and 13.7.
13.7    No Limitation on Remedies. Notwithstanding anything to the contrary in this Agreement, termination or expiration of this Agreement shall not relieve the Parties of any liability or obligation which accrued hereunder prior to the effective date of such termination or expiration nor prejudice either Party’s right to obtain performance of any obligation. Subject to the terms and conditions of this Agreement, each Party shall be free to seek (without restriction as to the number of times it may seek) damages, costs and remedies that may be available at Law or in equity and shall be entitled to offset the amount of any damages and costs obtained in a final, non-appealable judgment (or judgment from which no appeal was taken within the allowable time period) of monetary damages or costs (as permitted by this Agreement) against the other Party against any amounts otherwise due to such other Party under this Agreement.

ARTICLE 14
DISPUTE RESOLUTION
14.1    Disputes. The Parties recognize that controversies or claims arising out of, relating to or in connection with any provision of this Agreement as to certain matters may from time to time arise that relate to either Party’s rights or obligations hereunder (collectively, “Disputes”). It is the objective of the Parties to establish procedures to facilitate the resolution of Disputes in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, the Parties agree to follow the procedures set forth in this Article 14 to resolve any Dispute.
14.2    Internal Resolution. With respect to all Disputes, including any alleged breach under this Agreement or any issue relating to the interpretation or application of this Agreement, if the Parties are unable to resolve such Dispute within thirty (30) days after such Dispute is first identified by either Party in writing to the other, the Parties shall refer such Dispute to the Executive Officers of the Parties for attempted resolution by good faith negotiations within thirty (30) days after such notice is received, including at least one (1) in-person meeting of the Executive Officers within twenty (20) days after such notice is received. Each Party may, in its sole discretion, seek resolution of any and all Disputes that are not resolved under this Section 14.2 within such thirty (30) day period in accordance with Section 14.3.
14.3    Submission to Arbitration for Resolution. If the Executive Officers are not able to resolve such dispute referred to them under Section 14.2 within such thirty (30) day period, then such dispute shall be finally resolved by final and binding arbitration conducted in accordance with the terms of this Section 14.3. The arbitration will be held in New York, New York, USA according to the American Arbitration Association (“AAA”) Commercial Arbitration Rules then in effect. The arbitration will be conducted by a panel of three (3) independent arbitrators with significant experience in the pharmaceutical industry, unless otherwise agreed by the Parties, appointed in accordance with applicable AAA rules. Any arbitration herewith will be conducted in the English language to the maximum extent possible. The arbitrators will be instructed not to award any punitive or special damages and the Parties will take all reasonable actions (including to an expedited discovery and hearing schedule) to conclude the arbitration as promptly as possible. The arbitrator shall be required to render a written decision no later than twelve (12) months following the selection of the arbitrator, including a basis for any damages awarded and a statement of how the damages were calculated; provided that such time period may be extended by the Parties or upon petition to extend such time period to avoid manifest injustice. Any award will be immediately paid in Dollars free of any tax, deduction or offset. Each Party agrees to abide by the award rendered in any arbitration conducted pursuant to this Section 14.3. With respect to money damages, nothing contained herein will be construed to permit the arbitrator or any court or any other forum to award punitive or exemplary damages. By entering into this agreement to arbitrate, the Parties expressly waive any claim for punitive or exemplary damages. Each Party will pay its legal fees and costs related to the arbitration (including witness and expert fees). Judgment on the award so rendered will be final and may be entered in any court having jurisdiction thereof. The Parties further hereby irrevocably and unconditionally waive any objection to the laying of venue of an arbitration proceeding initiated under this Section 14.3 in New York, New York, U.S., and hereby further irrevocably and unconditionally waive and agree not to plead or claim that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each Party further agrees that service of any process, summons, notice or document by registered mail to its address set forth in Section 15.4 shall be effective service of process for any action, suit or proceeding brought against it under this Agreement in any such court.
14.4    Preliminary Injunctions. Notwithstanding anything in this Agreement to the contrary, a Party may, at any time, seek a temporary restraining order or a preliminary injunction from any court of competent jurisdiction in order to prevent immediate and irreparable injury, loss, or damage on a provisional basis, pending the decision of the arbitrator(s) on the ultimate merits of any dispute.
14.5    Patent Disputes. Notwithstanding anything in this Agreement to the contrary, any and all issues regarding the validity and enforceability of any patent in a country within the Territory (“Patent Matters”) shall be determined in a court or other tribunal, as the case may be, of competent jurisdiction under the applicable patent laws of such country. If such Dispute involves both Patent Matters and other matters, the arbitrators will have the right to stay the arbitration until determination of Patent Matters material to the resolution of the Dispute as to other matters is resolved.
14.6    Confidentiality. Any and all activities conducted under Sections 14.1 through 14.3, including without limitation any and all proceedings and decisions of arbitrator(s) under Section 14.3, shall be deemed Confidential Information of each of the Parties, and shall be subject to Article 12.
ARTICLE 15
MISCELLANEOUS
15.1    English Language; Governing Law. This Agreement was prepared in the English language, which language shall govern the interpretation of, and any dispute regarding, the terms of this Agreement. This Agreement and all disputes arising out of or related to this Agreement or any breach hereof shall be governed by and construed under the laws of the State of New York, USA (as permitted by Section 5-1401 of the New York General Obligations Law, or any similar successor provision), without giving effect to any choice of law principles that would require the application of the laws of a different jurisdiction.
15.2    Entire Agreement; Amendment. This Agreement, including the Exhibits hereto, sets forth the complete, final and exclusive agreement and all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties with respect to the subject matter hereof and supersedes, as of the Effective Date, all prior and contemporaneous agreements and understandings between the Parties with respect to the subject matter hereof, including the Confidentiality Agreement (as defined in Section 1.19). No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the Parties unless reduced to writing and signed by an authorized officer of each Party.
15.3    Force Majeure. Both Parties shall be excused from the performance of their obligations under this Agreement to the extent that such performance is prevented by force majeure and the nonperforming Party promptly provides notice of the prevention to the other Party. Such excuse shall be continued so long as the condition constituting force majeure continues and the nonperforming Party takes reasonable efforts to remove the condition. For purposes of this Agreement, force majeure shall include conditions beyond the control of the Parties, including an act of God, war, terrorist act, labor strike or lock-out, epidemic, and fire, earthquake, storm, release of radioactive material into the environment, or like catastrophe. Notwithstanding the foregoing, a Party shall not be excused from making payments owed hereunder because of a force majeure affecting such Party. If a force majeure persists for more than ninety (90) days, then the Parties will discuss in good faith the modification of the Parties’ obligations under this Agreement in order to mitigate the delays caused by such force majeure.
15.4    Notices. Any notice required or permitted to be given under this Agreement shall be in writing, shall specifically refer to this Agreement, and shall be addressed to the appropriate Party at the address specified below or such other address as may be specified by such Party in writing in accordance with this Section 15.4, and shall be deemed to have been given for all purposes (a) when received, if hand-delivered or sent by confirmed facsimile or a reputable courier service, or (b) five (5) Business Days after mailing, if mailed by first class certified or registered airmail, postage prepaid, return receipt requested.

If to Molecular Partners:	Molecular Partners AG
Wagistrasse 11a 8952
Zürich-Schlieren, Switzerland
Attn: Kinga Frater
Fax: +41 44 755 57 95

With a copy to (which shall not constitute notice):
Cooley LLP
One Freedom Square
Reston Town Center
11951 Freedom Drive
Reston, VA 20190-5656
Attn: Kenneth J. Krisko
Fax: 703/456-8100

If to Allergan:	Allergan, Inc.
2525 Dupont Drive
Irvine, CA 92612
Attn: General Counsel
Fax: (714) 246-4774

With a copy to (which shall not constitute notice):

Latham & Watkins LLP
650 Town Center Drive
20th Floor
Costa Mesa, CA 92626-1925
Attn: Cary K. Hyden
Fax: (714) 755-8290
15.5    No Strict Construction; Headings. This Agreement has been prepared jointly by the Parties and shall not be strictly construed against either Party. Ambiguities, if any, in this Agreement shall not be construed against any Party, irrespective of which Party may be deemed to have authored the ambiguous provision. The headings of each Article and Section in this Agreement have been inserted for convenience of reference only and are not intended to limit or expand on the meaning of the language contained in the particular Article or Section. The use of any gender shall be applicable to all genders. The word “or” is used in the inclusive sense (and/or). The term “including” means “including without limitation,” without limiting the generality of any description preceding such term. The term “shall” means “will”.
15.6    Assignment.
(a)    Neither Party may assign or transfer this Agreement or any rights or obligations hereunder without the prior written consent of the other, except that a Party may make such an assignment without the other Party’s consent to (i) an Affiliate (for so long as such entity remains an Affiliate) or (ii) a Third Party in connection with a Change of Control of such Party (such Third Party, an “Acquiror”). Any successor or assignee of rights or obligations permitted hereunder shall, in writing to the other Party, expressly assume performance of such rights or obligations. Any permitted assignment shall be binding on the successors of the assigning Party. Any assignment or attempted assignment by either Party in violation of the terms of this Section 15.6 shall be null, void and of no legal effect.
(b)    In the event of any such assignment under subsection (ii) above, all intellectual property rights owned or otherwise controlled by an Acquiror or its Affiliates (except for Molecular Partners if remaining as a separate Affiliate or otherwise the successor entity thereto) shall be excluded from the licenses granted under this Agreement (including any such intellectual property owned or otherwise controlled by such Acquiror as of the date of consummation of such transaction), except for any Invention generated by the Acquiror or its Affiliates in performing any activity under this Agreement.
15.7    Performance by Affiliates. Each Party may discharge any obligations and exercise any right hereunder through any of its Affiliates. Each Party hereby guarantees the performance by its Affiliates of such Party’s obligations under this Agreement, and shall cause its Affiliates to comply with the provisions of this Agreement in connection with such performance. Any breach by a Party’s Affiliate of any of such Party’s obligations under this Agreement shall be deemed a breach by such Party, and the other Party may proceed directly against such Party without any obligation to first proceed against such Party’s Affiliate. Without limiting the generality of this Section 15.7, each of Allergan, Inc. and Allergan Sales, LLC covenant as follows: (i) Allergan Sales, LLC shall be the entity responsible for the discharge and performance of the obligations of Allergan under this Agreement, (ii) the liability of each of Allergan, Inc. and Allergan Sales, LLC shall be joint and several; (iii) Allergan, Inc. unconditionally guarantees the payment and performance of Allergan Sales, LLC; (iv) all obligations of Molecular Partners shall be performed and discharged to Allergan Sales, LLC for the benefit of both of Allergan, Inc. and Allergan Sales, LLC.; and (v) Allergan Sales, LLC shall be terminated as a Party to this Agreement without the need for further action of the Parties in the event and as of the date that Allergan Sales, LLC shall cease to be an Affiliate of Allergan, Inc. Allergan, Inc. represents and warrants, as of the Effective Date, that Allergan Sales, LLC is a wholly-owned Affiliate of Allergan, Inc.
15.8    Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.
15.9    Rights in Bankruptcy. All rights and licenses granted under or pursuant to this Agreement by Molecular Partners are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, and foreign equivalents thereof (the “Bankruptcy Code”), licenses of right to “intellectual property” as defined under Section 61 of the U.S. Bankruptcy Code. The Parties agree that Allergan, as licensee of such rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the Bankruptcy Code. The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against Molecular Partners under the Bankruptcy Code, Allergan shall be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property, which, if not already in the Allergan’s possession, shall be promptly delivered to it (a) upon any such commencement of a bankruptcy proceeding upon Allergan’s written request therefor, unless Molecular Partners elects to continue to perform all of its obligations under this Agreement, or (b) if not delivered under Section 15.9(a), following the rejection of this Agreement by or on behalf of Molecular Partners upon written request therefor by Allergan.
15.10    Severability. If any one or more of the provisions of this Agreement is held to be invalid or unenforceable by any court of competent jurisdiction from which no appeal can be or is taken, the provision shall be considered severed from this Agreement and shall not serve to invalidate any remaining provisions hereof. The Parties shall make a good faith effort to replace any invalid or unenforceable provision with a valid and enforceable one such that the objectives contemplated by the Parties when entering this Agreement may be realized.
15.11    No Waiver. Any delay in enforcing a Party’s rights under this Agreement or any waiver as to a particular default or other matter shall not constitute a waiver of such Party’s rights to the future enforcement of its rights under this Agreement, except with respect to an express written and signed waiver relating to a particular matter for a particular period of time.
15.12    Independent Contractors. Each Party shall act solely as an independent contractor, and nothing in this Agreement shall be construed to give either Party the power or authority to act for, bind, or commit the other Party in any way. Nothing herein shall be construed to create the relationship of partners, principal and agent, or joint-venture partners between the Parties.
15.13    Counterparts; Electronic Delivery. This Agreement may be executed in one (1) or more counterparts, by original, facsimile or PDF signature, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures to this Agreement transmitted by facsimile, by email in “portable document format” (“.pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of this Agreement shall have the same effect as physical delivery of the paper document bearing original signature.
{Signature page follows}

IN WITNESS WHEREOF, the Parties have executed this Agreement by their duly authorized officers as of the Effective Date.

ALLERGAN, INC.		MOLECULAR PARTNERS AG

By:	/s/ DAVID E.I. PYOTT	By:	/s/ CHRISTIAN ZAHND
Name:	David E.I. Pyott	Name:	Christian Zahnd
Title:	Chairman of the Board, President and Chief Executive Officer	Title:	Chief Executive Officer

ALLERGAN SALES, LLC		MOLECULAR PARTNERS AG

By:	/s/ DAVID E.I. PYOTT	By:	/s/ PATRICK AMSTUTZ
Name:	David E.I. Pyott	Name:	Patrick Amstutz
Title:	Vice President	Title:	Chief Business Officer

[Signature Page to License and Collaboration Agreement]

LIST OF EXHIBITS:

Exhibit A: Initial Licensed Compounds (MP0112 and backup DARPin Compounds)

Exhibit B: Initial Development Plan

Exhibit C: Handover Plan

Exhibit D: Third Party Manufacturing Agreements

Exhibit E: Third Party License Agreements

Exhibit F: Molecular Partners Owned Patents

Exhibit G: Molecular Partners Licensed Patents
Exhibit A
Initial Licensed Compounds (MP0112 and backup DARPin Compounds)
“MP0112” means a compound consisting of ***.
***.

Exhibit B
Initial Development Plan
Entire Exhibit has been Redacted***

Exhibit C
Handover Plan
Entire Exhibit has been Redacted***

Exhibit D
Third Party Manufacturing Agreements
Master Development and Manufacturing Agreement between Molecular Partners AG and ***, effective as of ***

Exhibit E
Third Party License Agreements
License Agreement between the University of Zurich and Molecular Partners AG effective as of ***.

Exhibit F
Molecular Partners Owned Patents
Entire Exhibit has been Redacted***

Exhibit G
Molecular Partners Licensed Patents
Entire Exhibit has been Redacted***

Exhibit H
Joint Press Release

Press Release
Allergan and Molecular Partners enter into an exclusive license agreement for MP0112 for the treatment of retinal diseases
Irvine, California US / Zurich-Schlieren, Switzerland, May 4, 2011. Allergan, Inc. (NYSE: AGN) and Molecular Partners AG today announced that they have entered into a license agreement for MP0112, a phase II proprietary therapeutic DARPin® protein targeting VEGF under investigation for the treatment of retinal diseases.
Under the agreement, Allergan obtains exclusive global rights for MP0112 for ophthalmic indications. The parties will work together during phase IIb development and, Allergan will be responsible for phase III development and commercialization activities. Molecular Partners will receive an up-front payment of USD $45 million and is further entitled to receive additional payments of up to an aggregate of USD $375 million upon meeting certain development, regulatory and sales milestones. In addition, Molecular Partners will receive tiered double-digit royalties on any future sales of MP0112.
Scott M. Whitcup, M.D., Executive Vice President, Chief Scientific Officer of Allergan commented: “This agreement aligns with Allergan’s strategy to become a leader in developing new treatments for retinal disease. The goal of this program is to develop a potentially more effective treatment for diseases like neovascular age-related macular degeneration with the possibility for less frequent intravitreal injections.”
Data on MP0112 from two separate phase I/IIa trials in wet age-related macular degeneration (wetAMD) and diabetic macular edema (DME) were presented at the meeting of the Association for Research in Vision and Ophthalmology (ARVO) in Fort Lauderdale, FL earlier this week (May 1-5, 2011). The studies showed that MP0112 is well tolerated and has a potentially long lasting effect on vision gain after a single injection. In the studies, for most patients in the cohorts treated with the higher dose of the investigational compound, the potential beneficial effect on visual acuity lasted for approximately 16 weeks.
Christian Zahnd, Ph.D., Chief Executive Officer of Molecular Partners commented: “This is a transformational deal for Molecular Partners, and Allergan is the ideal partner for MP0112 to build the most value out of our lead product. Further, this agreement strengthens our ability to execute on the progression of our substantial internal systemic pipeline.”
Patrick Amstutz, Ph.D., Chief Business Officer of Molecular Partners added: “This deal validates our DARPin® platform in a clinical setting and sets the stage for additional clinical stage strategic collaborations in the near future.”
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For further details please contact:
For Molecular Partners:

Media relations Nicole Yost College Hill Life Sciences Tel: +44 (0) 20 7866 7855 nicole.yost@collegehill.com	Molecular Partners Dr. Christian Zahnd, CEO Dr. Patrick Amstutz, CBO Tel: +41 (0) 44 755 77 00 info@molecularpartners.com
Notes to editors:
About MP0112
MP0112 is a DARPin®-based, small therapeutic protein, which inhibits all relevant forms of vascular endothelial growth factor A (VEGF-A) with high potency and selectivity. The molecule is currently under development for the treatment of wet age-related macular degeneration (AMD) and diabetic macular edema (DME). Its high efficacy has been demonstrated in various preclinical models. MP0112 has shown the potential to show significantly longer therapeutic effects in various animal models potentially leading to a drug with the need for less frequent dosing as compared to standard of care.
About Allergan, Inc. (www.allergan.com)
Allergan is a multi-specialty health care company established more than 60 years ago with a commitment to uncover the best of science and develop and deliver innovative and meaningful treatments to help people reach their life’s potential. Today, we have more than 9,000 highly dedicated and talented employees, global marketing and sales capabilities with a presence in more than 100 countries, a rich and ever-evolving portfolio of pharmaceuticals, biologics, medical devices and over-the-counter consumer products, and state-of-the-art resources in R&D, manufacturing and safety surveillance that help millions of patients see more clearly, move more freely and express themselves more fully. From our beginnings as an eye care company to our focus today on several medical specialties, including ophthalmology, neurosciences, medical aesthetics, medical dermatology, breast aesthetics, obesity intervention and urologics, Allergan is proud to celebrate 60 years of medical advances and proud to support the patients and physicians who rely on our products and the employees and communities in which we live and work.
About Molecular Partners AG (www.molecularpartners.com):
Molecular Partners is a privately-owned biotech company focusing on the research, development and commercialization of a novel class of biological drugs known as DARPins®. The company is committed to create medicines for diseases with unmet medical need and to dramatically improve existing therapies. DARPins® combine the high specificity, selectivity and safety of monoclonal antibodies with many advantages of small molecules, including high stability and low-cost production.
Molecular Partners has established a strong DARPin® pipeline which is well differentiated from standard therapeutic approaches. Next to MP0112, Molecular Partners is focusing on DARPin® drugs in inflammation, oncology and other disease areas. The internal pipeline is expanded by partnered programs with leading pharmaceutical companies. Molecular Partners has established collaborations with F. Hoffmann-la Roche, Centocor Research & Development Inc. and Bayer Schering Pharma. The company is backed by a strong syndicate of investors and holds a strong patent estate covering all DARPin® applications.
Allergan Forward-Looking Statements
This press release contains “forward-looking statements,” including, but not limited to, the statements by Drs. Whitcup, Zahnd and Amstutz and other statements regarding the development of MP0112 as well as the safety, effectiveness, approvals, adverse events and market potential of MP0112. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Allergan’s expectations and projections. Risks and uncertainties include, among other things, general industry and pharmaceutical market conditions; technological advances and patents attained by competitors; challenges inherent in the research and development and regulatory processes; challenges related to product marketing, such as the unpredictability of market acceptance for new products and/or the acceptance of new indications for such products; inconsistency of treatment results among patients; general economic conditions; and governmental laws and regulations affecting domestic and foreign operations. Allergan expressly disclaims any intent or obligation to update these forward-looking statements except as required by law. Additional information concerning the above-referenced risk factors and other risk factors can be found in Allergan’s public periodic filings with the Securities and Exchange Commission, including the discussion under the heading “Risk Factors” in Allergan’s 2010 Annual Report on Form 10-K. Additional information about Allergan is available at www.allergan.com or you can contact the Allergan Investor Relations Department by calling 714-246-4636.